CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

RECEIVED
2004 SEP 14 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

3 September 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

04036853

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 August 2004 till 31 August 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233288 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

Tan Wah Nam
VP Legal / Company Secretary

Encs.

9/14

s/sec/adr/2004/adrltr-aug.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Option agreement dated 24 May 2004 entered into between CapitaLand Commercial Limited and Bermuda Trust (Singapore) Limited (in its capacity as trustee of CapitaMall Trust) relating to Plaza Singapura"	2 August 2004	SESTL Listing Manual
Announcement by CapitaMall Trust Management Limited – "Completion of the acquisition of Plaza Singapura and the issue of 294,000,000 new units in CapitaMall Trust"	2 August 2004	For Public Relations Purposes
Announcement by Australand Property Group – "Half year report to 30 June 2004"	3 August 2004	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of management fee by way of the units in CapitaMall Trust"	3 August 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Announcement in respect of CapitaLand's subsidiary, The Ascott Group Limited's Management"	4 August 2004	SESTL Listing Manual
Announcement and News Release by The Ascott Group Limited – "Resignation of Managing Director/Chief Executive Officer and Appointment of Chief Executive Officer" and "Cameron Ong appointed Chief Executive Officer for The Ascott Group"	4 August 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "2004 second quarter financial statements announcement"	5 August 2004	SESTL Listing Manual
News release by CapitaLand Limited – "CapitaLand posts after-tax profit of S$118.6 million for the first half of 2004"	5 August 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapitaLand group 1H04 results presentation"	5 August 2004	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Distribution per unit and payment date"	13 August 2004	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Appointment of Managing Director and Member of Executive Committee"	17 August 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by Raffles Holdings Limited – "Press release by subsidiary, Raffles International Limited – Two great legendary names, one strong marketing alliance"	19 August 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Press release by subsidiary, Raffles International Limited – Raffles International navigates into the South Pacific"	23 August 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Dissolution of indirect subsidiary, PREMAS Environ Pte Ltd"	24 August 2004	SESTL Listing Manual
Announcement and news release by CapitaLand Limited – "The Link Management appoints CapitaLand as strategic partner"	27 August 2004	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Dissolution of dormant subsidiary"	27 August 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Resignation of Chief Financial Officer"	31 August 2004	For Public Relations Purposes
News Release by The Ascott Group Limited – "Ascott announces Senior Management Appointments"	31 August 2004	For Public Relations Purposes

82-4507

CAPITALAND LIMITED

OPTION AGREEMENT DATED 24 MAY 2004 ENTERED INTO BETWEEN CAPITALAND COMMERCIAL LIMITED AND BERMUDA TRUST (SINGAPORE) LIMITED (IN ITS CAPACITY AS TRUSTEE OF CAPITAMALL TRUST) RELATING TO PLAZA SINGAPURA

Further to the announcement made by CapitaLand Limited ("CapitaLand") on 24 May 2004 relating to the entry by CapitaLand Commercial Limited ("CCL"), a wholly-owned subsidiary of CapitaLand, into a conditional Put and Call Option Agreement dated 24 May 2004 (the " Option Agreement") with Bermuda Trust (Singapore) Limited (the "Trustee"), in its capacity as trustee of CapitaMall Trust ("CMT"), for the sale of the building known as Plaza Singapura (the "Property") owned by CCL's wholly-owned subsidiary, Plaza Singapura (Private) Limited ("PSPL"), CapitaLand is pleased to announce that the Trustee (in its capacity as trustee of CMT) has today exercised the call option (the "Call Option") under the Option Agreement, to purchase the Property for a total consideration of S$710 million, comprising 147,000,000 units in CMT (based on an issue price per unit of S$1.62) and the balance amount in cash.

Pursuant to the exercise of the Call Option, PSPL, CCL and the Trustee (in its capacity as trustee of CMT) have, today, entered into a separate sale and purchase agreement for the sale of the Property and have completed the sale of the Property.

Submitted by Harold Woo, Head, Investor Relations on 02/08/2004 to the SGX

MASNET No. 15 OF 02.08.2004
Announcement No. 15

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "COMPLETION OF THE ACQUISITION OF PLAZA SINGAPURA AND THE ISSUE OF 294, 000, 000 NEW UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.

CMTML annc.pdf

Submitted by Harold Woo, Head, Investor Relations on 02/08/2004 to the SGX

82-4507

MASNET No. 8 OF 02.08.2004
Announcement No. 8

CAPITAMALL TRUST

Completion of the Acquisition of Plaza Singapura and the Issue of 294, 000, 000 New Units in CapitaMall Trust

Further to its announcement dated 24 May 2004 in relation to the proposed acquisition of Plaza Singapura, the Board of Directors of CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that Bermuda Trust (Singapore) Limited, as trustee of CMT, has today entered into a sale and purchase agreement with Plaza Singapura (Private) Limited ("**PSPL**") and has completed the acquisition of Plaza Singapura.

The purchase consideration for Plaza Singapura of S$710.0 million was satisfied by the issue today of 147,000,000 new units in CMT ("**Units**") at an issue price of S$1.62 per Unit to E-Pavilion Pte. Ltd. (the entity nominated by PSPL to receive such Units) and the payment of the balance (less certain amounts due from PSPL) in cash to PSPL.

The Board further wishes to announce that in addition to the above 147,000,000 Units, CMT has today, issued an additional 147,000,000 new Units at an issue price of S$1.62 per Unit in connection with the equity fund raising exercise undertaken to partly finance CMT's acquisition of Plaza Singapura.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
2 August 2004

Important Notice

Submitted by Jessica Lum, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 02/08/2004 to the SGX

82-4507

MASNET No. 9 OF 03.08.2004
Announcement No. 9

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "HALF YEAR REPORT TO 30 JUNE 2004"

CapitaLand Limited's subsidiary, Australand Property Group has today issued an announcement on the above matter, as attached for information.

APG annc (3 Aug 2004).pd

Submitted by Harold Woo, Head, Investor Relations on 03/08/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

3 August 2004

HALF YEAR REPORT TO 30 JUNE 2004

Please find attached a copy of the Half Year Report to 30 June 2004 sent to stapled security holders today, a copy of which is available on Australand's website www.australand.com.au.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2000

gistered Office
stralaand Holdings Limited ABN 12 008 443 696
stralaand Property Limited ABN 90 105 462 137 as the
ponsible entity of Australand Property Trust ARSN 106 680 424

el 3, 1C Homebush Bay Drive, Rhodes NSW 2138 Australia
ephone +61 2 9767 2000 Facsimile +61 2 9767 2900

w.australand.com.au

2004>

strength diversity growth yield

Half Year Report
to 30 June 2004

AUSTRALAND
Australand Property Group

inancial Highlights

months Financial Performance

	30 June 2004 $'m	30 June 2003 $'m
operty development sales	433.6	607.9
ent from investment properties	22.2	
int venture profits	18.7	3.0
her income	16.3	8.6
perating expenses	(427.4)	(553.2)
et profit before income tax	63.4	66.3
come tax expense	(10.8)	(25.1)
et profit after income tax	52.6	41.2
nority interests	(0.9)	-
ofit attributable to securityholders	51.7	41.2
stribution per stapled security (cents)	8.0	6.0
rnings per stapled security (cents)	7.1	7.4

nancial Position

	30 June 2004 $'m	30 June 2003 $'m
ceivables	453.9	361.4
entories	1,037.8	950.4
estment properties	600.7	-
nt venture investments	143.0	134.7
her assets	115.1	175.5
tal assets	2,350.5	1,622.0
yables and provisions	210.9	271.9
erest bearing liabilities	838.0	497.8
nd vendor liabilities	100.0	54.7
tal liabilities	1,148.9	824.4
t assets	1,201.6	797.6
ntributed equity	1,009.8	593.4
tained profits	179.9	200.0
serves	5.7	-
nority interests	6.2	4.2
tal equity	1,201.6	797.6
t tangible asset backing per stapled security $	1.39	1.31
aring ratio %	49.2	50.8

Message from the Managing Director

On behalf of the Board, I am very pleased to provide Australand Property Group stapled security holders with this Half Year Report to 30 June 2004.

As evidenced by the result for the June 2004 half year, Australand Property Group's stapling strategy is already paying dividends with Australand Property Trust contributing a reportable profit of $27.7 million. The acquisition of Australand's third wholesale property trust in May 2004, will enable Australand Property Trust to generate higher reportable recurrent income, during the December 2004 half year.

Although the weak market conditions in the apartment sector have contributed to a previously foreshadowed reduction in the profitability of the Apartments Division and some short term issues eroded the Commercial and Industrial Division's results, the Group achieved the following important strategic objectives during the last six months:

- the acquisition of Australand Wholesale Property Trust No.3, which increased the total value of the Group's income producing assets from approximately $380 million to in excess of $600 million, with a resultant increase in the proportion of recurrent income:
- the procurement of town planning consents for a number of major residential projects that will underpin 2005 and 2006 profitability:
- the negotiation of 15 substantial pre-commitments on the Group's industrial estates; and
- the raising of $189 million additional equity;
- an increase in the maturity to five years, of 40% of the Group's debt facilities and a reduction in the weighted average interest rate payable in respect of the Group's debt.

Divisional overview

Land and Housing

The Division generated revenue of $230.1 million from the sale of 816 lots and the construction and sale of 313 dwellings. Whilst revenue was down marginally by 1.9% from that achieved for the June 2003 half year, operating profit before tax increased 10.5% to $55.8 million over the corresponding period, reflecting an improvement in margins from 21.5% in June 2003 to 24.2% in June 2004, assisted by higher contributions from joint ventures.

Whilst market sentiment has turned down over the past six months as a result of interest rate increases in late 2003 and the negative publicity surrounding the housing market, housing fundamentals continue to be sound.

Activity in the middle and outer suburbs of the four major cities in which Australand operates remains solid, albeit at lower levels than in 2003. This is reflected in the Division's pre sales as at 30 June 2004 of 487 lots and 201 dwellings with a value of $142.2 million, which will be brought to account in the second half of 2004.

Apartments

As foreshadowed earlier this year, the Apartments Division's pre tax operating profit is lower than the corresponding period in 2003 principally due to the lower level of pre-sales held at the start of the period. For the six months ended 30 June 2004, the Apartments Division generated a profit of $3.9 million compared to $14.7 million for the 6 months to 30 June 2003. Although there are different factors influencing market sentiment in each of the locations in which Australand has projects, the rates of apartment pre-sales during the June 2004 half-year have been significantly lower than for the corresponding period in 2003.

Margins have also been eroded by construction cost increases, although there is early evidence of a reduction in the cost pressures that have been a factor in the industry for the last six to eight months.

Nevertheless, most of Australand's apartment projects are generating satisfactory levels of enquiry, though lower than normal levels of buyer confidence and short term negative sentiment, are still constraining sales at present. A turnaround in sentiment is likely to be dependent on the Reserve Bank of Australia's interest rate policy and a recovery in investor confidence. Factors that are likely to generate an improvement both in enquiry and sales are:

- an ongoing fall in residential vacancy rates, which were 3.1% in Sydney and 3.4% in Melbourne, at the end of May 2004. It should be noted that only 24 of the 1,077 apartments managed by Australand for Sydney and Melbourne investor clients were vacant at the end of June, a rate of only 2.2%.
- a reduction in the supply of new apartments, attributable to lower apartment construction commencements, both in Sydney and Melbourne, during the last 6 months; and
- a growing realisation by prospective owner-occupiers and investors, that increasing construction costs and a shortage of quality apartment development sites will underpin the price structure of new apartments, in the medium term.

The 2004 full year profit contribution from the Apartments Division is expected to be approximately 55% of the 2003 full year result.

Commercial & Industrial

During the June 2004 half year, the Commercial & Industrial Division generated a pre tax loss of $7.3 million from revenue of $126.9 million associated with the sale of land and the construction of ten pre committed industrial projects and two pre committed commercial buildings.

Unanticipated expenditure attributable to acceleration costs, which were incurred to ensure that pre committed buildings were delivered on time to key clients, together with the write down of the carrying value of two projects, had a major negative impact on the Division's half-year profit result.

Nevertheless, both the short term and medium term outlook for the Division is strong and a full year operating profit close to the 2003 full year profit is anticipated.

The 2004 full year profit will be assisted by:

- an approximate 50% increase in the Division's pre committed industrial building construction deal pipeline, during the last six months, to about 200,000 square metres, as at the end of June:
- additional revenue from five industrial land development projects, which are expected to generate revenue from the sale of serviced lots with an aggregate area of approximately 60 hectares;
- the recognition of revenue and profit in respect of five pre committed projects which were planned to be brought to account in the June 2004 half year but will now be brought to account in the December 2004 half year; and
- the development of a further $100 million pre-leased assets to be delivered by the division.

The division's focus on industrial projects is delivering a substantial increase in industrial construction activity. It should be noted that approximately 30% of the Group's current deal pipeline relates to owner-occupier projects.

Property Investment

Australand Property Trust generated a pre tax profit of $27.7million inclusive of inter entity interest for the June 2004 half year and acquired Australand Wholesale Property Trust No. 3 during May 2004. Australand Property Trust now has a portfolio of 26 office and industrial properties incorporating approximately 350,000m² of net lettable area. The portfolio is currently valued at in excess of $600 million and is 97% leased. The average lease term of the property portfolio is eight years as at 30 June 2004, weighted by base rent. Major tenants in these buildings include Coles Myer, Commonwealth Government of Australia, Star Track Express, Amcor, Laminex Industries and Nestle.

Outlook

Notwithstanding the weakness in the apartment sector, Australand Property Group expects, barring currently unforeseen circumstances, that its 2004 full year net profit after tax will be in line with the forecast contained in the April 2004 Product Disclosure Statement and Prospectus, of approximately $144 million.

Brendan Crotty
Managing Director

Net profit after tax


Half Year
Full Year
Forecast*
1997
1998
1999
2000
2001
2002
2003
2004

* As set out in PDS and Prospectus dated 29 April 2004

% assets by division


30 June 2003
30 June 2004
Corporate
C&I
L&H
Apartments
Investment

Distributions are increasing

Cents per share/stapled security


Half Year
Full Year
2001
2002
2003
2004
Fully franked dividend
Trust distribution

* 2004 estimate as per PDS and Prospectus dated 29 April 2004

Target 50% recurring income by 2007


Annualised earnings
Property Trust
Development Company
35%
65%

Entity	Asset base $m	Projected 2005 Investment Income
Current	615	51
AWPT 4	250	20
AWPT 5	104	9
2004 – 2005 deal activity	500	43
	1,469	123

MASNET No. 52 OF 03.08.2004
Announcement No. 52

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.

CMT annc.pdf

Submitted by Harold Woo, Head, Investor Relations on 03/08/2004 to the SGX

82-4507

MASNET No. 28 OF 03.08.2004
Announcement No. 28

CAPITAMALL TRUST

PAYMENT OF MANAGEMENT FEE BY WAY OF THE UNITS IN CAPITAMALL TRUST

The Board of Directors of CapitaMall Trust Management Limited (as the manager of CapitaMall Trust) (the "Company") wishes to announce that the Company has on 3 August 2004 received 754,597 units in CapitaMall Trust ("Units") issued at a price of S$0.96 per Unit, as payment of the performance component of its management fee for the period from 1 April 2004 to 30 June 2004. This manner of payment of the performance component of the Company's management fees in Units was disclosed in the (1) prospectus dated 28 June 2002 issued by the Company in the initial public offering of CapitaMall Trust and (2) unitholders' circular dated 13 May 2003 issued by the Company in connection with the acquisition of IMM Building. With this payment, the Company holds 5,957,692 Units.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
3 August 2004

Important Notice

Submitted by Jessica Lum, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 03/08/2004 to the SGX

82-4507

MASNET No. 96 OF 04.08.2004
Announcement No. 96

CAPITALAND LIMITED

ANNOUNCEMENT IN RESPECT OF CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED'S MANAGEMENT

CapitaLand Limited ("CapitaLand") hereby announces that, with respect to its subsidiary, The Ascott Group Limited ("Ascott"), Mr Eugene Paul Lai Chin Look will resign from his appointment as Managing Director and Chief Executive Officer of Ascott with effect from 5 August 2004, and will accordingly also cease to be an executive officer of the CapitaLand group. Mr Ong Ah Luan Cameron, presently the Deputy Chief Executive Officer (Operations) of Ascott, will assume the appointment of Chief Executive Officer of Ascott with effect from 5 August 2004.

CapitaLand would like to record its appreciation to Mr Eugene Lai for his contributions to the CapitaLand group during his appointment term and wishes him well in his future endeavours.

Attached announcement and news release issued today by Ascott on the above matter are for information.

Ascott annc.pdf Ascott news release.pdf

Submitted by Lai Choon Hung, Deputy Chief Corporate Officer on 04/08/2004 to the SGX

82-4507

MASNET No. 94 OF 04.08.2004
Announcement No. 94

THE ASCOTT GROUP LIMITED

Resignation Of Managing Director/Chief Executive Officer and Appointment of Chief Executive Officer

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce the resignation of Mr. Eugene Paul Lai Chin Look as Managing Director/Chief Executive Officer of the Company and as a member of the Company's Executive Committee with effect from 5 August 2004.

The Board of Directors of the Company also wishes to announce the appointment of the current Deputy Chief Executive Officer (Operations), Mr. Ong Ah Luan Cameron, as the Chief Executive Officer of the Company with effect from 5 August 2004.

The Board of Directors would like to record its appreciation to Mr. Eugene Lai for his contributions to the Company during his appointment term and wishes him well in his future endeavours.

By Order of the Board
Keong Wen Hui
Asst. Company Secretary
4 August 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 04/08/2004 to the SGX

THE ASCOTT GROUP
A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

August 4, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Cameron Ong Appointed Chief Executive Officer For The Ascott Group

Singapore, August 4, 2004 - The Ascott Group today announced that Mr Cameron Ong, its deputy chief executive officer, will take over from Mr Eugene Lai as chief executive officer of The Ascott Group with effect from August 5, 2004. Mr Lai has resigned to pursue other interests.

Mr Ong has over 25 years' international experience in hospitality, of which 10 years has been with the group. Over the years, he has directed most of Ascott's critical functions, including overseeing the operational performance of its properties and global brand development across 39 cities in Europe and Asia Pacific.

Mr Ong began his career with several international hotel chains and was the youngest general manager appointed in Asia for the Crowne Plaza hotel group. He was previously Somerset Holdings' chief operating officer, and president and director of the hospitality arm of Liang Court Holdings (renamed Somerset Holdings). Somerset Holdings merged with The Ascott Limited to form The Ascott Group in 2000.

Mr Ong is a certified hotel administrator from the Educational Institute of American Hotel and Lodging Association, US. He has also attended senior management courses at the International Institute for Management Development in Lausanne, Switzerland and Tsinghua University in Beijing, China.

Ascott's chairman, Mr Lim Chin Beng, said: "Eugene has guided the group's acquisition of the remaining stake in a European serviced residence chain, entry into the Gulf region, and marketing alliance in the US. The Board and I wish Eugene all the best in his future endeavours. He has passed the leadership mantle to Cameron who has played a significant role in Ascott's expansion over the last 10 years."

- more -

He added: "Cameron has won several awards for his contributions to the hospitality industry. He has more than 15 years' management experience in China and among the latest recognition of his expertise is his appointment as foreign professional consultant to the Beijing International Investment Promotion Council. With his solid experience and track record in the international hospitality industry, Cameron will lead Ascott to its next stage of development."

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : August 4, 2004

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 16 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- End -

82-4507

MASNET No. 30 OF 05.08.2004
Announcement No. 30

CAPITALAND LIMITED

2004 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

The attached announcement issued by CapitaLand Limited on the above matter is for information.

2Q2004 results.FINAL.pc

Submitted by Harold Woo, Head, Investor Relations on 05/08/2004 to the SGX

82-4507

Embargoed for release till 5.05 pm, 5 August 2004

CAPITALAND LIMITED

2004 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS

CapitaLand

CAPITALAND LIMITED
2004 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group 2Q 2004 S$'000	Group 2Q 2003 S$'000 (Restated)	% Change	Group 1H 2004 S$'000	Group 1H 2003 S$'000 (Restated)	% Change
Revenue	**1,002,171**	**829,571**	**20.8**	**1,770,546**	**1,617,543**	**9.5**
Cost of sales	(722,004)	(589,157)	22.5	(1,251,545)	(1,161,523)	7.8
Gross profit	280,167	240,414	16.5	519,001	456,020	13.8
Other operating income	62,330	105,411	(40.9)	123,815	134,366	(7.9)
Administrative expenses	(152,579)	(130,515)	16.9	(287,705)	(254,502)	13.0
Other operating expenses	(11,351)	(16,451)	(31.0)	(32,993)	(19,367)	70.4
Profit from operations	178,567	198,859	(10.2)	322,118	316,517	1.8
Finance costs	(67,011)	(60,492)	10.8	(131,627)	(121,049)	8.7
Share of results of:						
- associated companies	10,855	597	NM	25,217	21,861	15.4
- joint venture companies	20,362	14,252	42.9	35,562	10,542	237.3
- partnerships	-	-	-	-	5	NM
	31,217	14,849	110.2	60,779	32,408	87.5
Profit before taxation	142,773	153,216	(6.8)	251,270	227,876	10.3
Taxation	(33,354)	(30,811)	8.3	(70,773)	(66,592)	6.3
Profit after taxation	109,419	122,405	(10.6)	180,497	161,284	11.9
Minority interests (MI)	(39,359)	(34,120)	15.4	(61,936)	(44,922)	37.9
Profit after tax and MI	**70,060**	**88,285**	**(20.6)**	**118,561**	**116,362**	**1.9**

NM : *Not meaningful.*

Note : *The comparative financial statements for 2Q & 1H 2003 have been restated to take into account the retrospective reclassification of certain leasehold properties from "property, plant and equipment" to "investment properties" by a subsidiary. Please see Paragraph 4 for details.*

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

	Group 2Q 2004 S$'000	Group 2Q 2003 S$'000 (Restated)	% Change
Included in Other Operating Income/(Expenses):-			
Investment income	3,161	221	NM
Other income including interest income and portfolio gains	57,072	105,190	(45.7)
Foreign exchange gain/(loss)	2,097	(1,045)	NM
Impairment in value of assets (net of tax & MI)	-	(11,704)	NM
Reduction in value of investment	(2,493)	-	NM
Administrative Expenses	**(152,579)**	**(130,515)**	**16.9**
Included in Administrative Expenses:-			
Depreciation and amortisation	(23,012)	(25,528)	(9.9)
(Provision for)/Write back of doubtful debts and bad debts	(1,565)	1,911	NM

Investment Income

2Q 2004's investment income of $3.2 million came mainly from the dividend of $3.1 million ($2.5 million net of tax) received from our investment in listed Sea View Hotel Ltd ("Seaview').

Other Income including interest income and portfolio gains

2Q 2004's other income of $57.1 million was lower than $105.2 million recorded in the corresponding period last year due mainly to lower interest income by $7.2 million and substantially lower portfolio gains by $56.8 million compared to Q2 2003. In addition, Q2 last year also included a sum of $5.4 million for the forfeiture of deposit in connection with the sale of a property in Hong Kong.

Foreign exchange gain/(loss)

The foreign exchange gain of $2.1 million relates mainly to the revaluation gain of payables denominated in US$ as a result of the weakening of US$ in this quarter.

Reduction in value of investment

In view that Seaview has sold its major asset (the former Seaview Hotel site at Amber Road) and has returned part of the sale proceeds through a special dividend in 1Q 2004, as well as it has scaled down its operations substantially, the Group has for prudence sake treated the additional receipt of dividend from Seaview as a form of reduction in the carrying cost of our investment in Seaview.

Administrative Expenses

Administrative expenses for 2Q 2004 were $152.6 million, about 16.9% higher than 2Q 2003. This was mainly due to Raffles Holdings' consolidation of expenses of Swissôtel Nankai Osaka which was leased from September 2003, as well as one-off provisions made in respect of certain contractual obligations, receivables and arbitration expenses in 2Q 2004.

Taxation expense

The higher tax expense ($33.4 million in 2Q 2004 vs $30.8 million in 2Q 2003) was in tandem with the higher operating profit but this was partially alleviated by lower Singapore corporate tax of 20% this year vs 22% last year.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of over-provision of tax in respect of prior years included in the Group's tax charge for the 2Q 2004 is $1.0 million (2Q 2003 : over-provision of $4.7 million).

Gain or loss on sale of subsidiaries and joint venture

	$M
Gain on sale of IP Thai Property Fund	3.3
Gain on sale of P.T. Regency Laguna Jasamedika	1.0
Loss on sale of Canary Riverside Estate Management Limited	(3.2)
Total Group's share of gain after tax & MI for 2Q 2004	**1.1**

82-4507

CAPITALAND LIMITED
2004 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(b)(i) Balance Sheet

As at 30/06/2004 vs 31/12/2003

	Group			Company		
	30/06/2004 S$'000	31/12/2003 S$'000	% Change	30/06/2004 S$'000	31/12/2003 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	1,288,844	1,318,015	(2.2)	1,602	1,487	7.7
Intangible Assets	34,807	36,141	(3.7)	-	-	-
Investment Properties	4,560,193	6,583,170	(30.7)	-	-	-
Properties under Devt	150,431	156,635	(4.0)	-	-	-
Interests in Subsidiaries	-	-	-	5,735,960	7,430,563	(22.8)
Interests in Associated Companies, Joint Venture Companies and Partnerships	3,664,220	3,062,194	19.7	-	-	-
Other Assets	234,049	247,629	(5.5)	329	228	44.3
	9,932,544	**11,403,784**	**(12.9)**	**5,737,891**	**7,432,278**	**(22.8)**
Current Assets	**6,324,214**	**6,154,616**	**2.8**	**902,763**	**1,117,009**	**(19.2)**
Devt Properties for Sale	*3,796,504*	*3,552,375*	*6.9*	-	-	-
Trade & Other Receivables	*1,139,336*	*952,587*	*19.6*	*469,061*	*624,290*	*(24.9)*
Cash & Cash Equivalents	*1,329,555*	*1,476,486*	*(10.0)*	*433,702*	*492,719*	*(12.0)*
Other Current Assets	*58,819*	*173,168*	*(66.0)*	-	-	-
Less: Current Liabilities	**3,470,385**	**4,250,529**	**(18.4)**	**845,709**	**1,045,816**	**(19.1)**
Trade & Other Payables	*1,287,847*	*1,361,502*	*(5.4)*	*29,263*	*69,787*	*(58.1)*
Short-Term Borrowings	*2,036,928*	*2,692,522*	*(24.3)*	*816,446*	*976,029*	*(16.4)*
Other Current Liabilities	*145,610*	*196,505*	*(25.9)*	-	-	-
Net Current Assets	**2,853,829**	**1,904,087**	**49.9**	**57,054**	**71,193**	**(19.9)**
Less: Non-Current Liabilities						
Long-Term Borrowings	5,017,690	4,855,812	3.3	546,340	891,560	(38.7)
Other Non-Current Liabilities	596,720	390,452	52.8	1,198,119	1,717,045	(30.2)
	5,614,410	**5,246,264**	**7.0**	**1,744,459**	**2,608,605**	**(33.1)**
	7,171,963	**8,061,607**	**(11.0)**	**4,050,486**	**4,894,866**	**(17.3)**
Representing:						
Share Capital	2,519,667	2,517,350	0.1	2,519,667	2,517,350	0.1
Reserves	2,687,542	3,560,229	(24.5)	1,530,819	2,377,516	(35.6)
Share Capital and Reserves	5,207,209	6,077,579	(14.3)	4,050,486	4,894,866	(17.3)
Minority Interests	1,964,754	1,984,028	(1.0)	-	-	-
	7,171,963	**8,061,607**	**(11.0)**	**4,050,486**	**4,894,866**	**(17.3)**

NM *Not meaningful.*

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

	< Group		>
	As at 30/06/2004 S$'000	**As at 31/12/2003 S$'000**	**As at 30/06/2003 S$'000**
Amount repayable in one year or less, or on demand:-			
Secured	373,174	493,127	531,821
Unsecured	1,663,754	2,199,395	2,493,398
Sub-Total 1	**2,036,928**	**2,692,522**	**3,025,219**
Amount repayable after one year:-			
Secured	2,007,565	1,599,557	1,442,598
Unsecured	3,010,125	3,256,255	2,459,308
Sub-Total 2	**5,017,690**	**4,855,812**	**3,901,906**
Total Debt	**7,054,618**	**7,548,334**	**6,927,125**
Less : Cash and cash equivalents	(1,329,555)	(1,476,486)	(813,950)
Net Debt	**5,725,063**	**6,071,848**	**6,113,175**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 30/06/2004 totalling to about $1,329.6 million included approximately $1,166.5 million in fixed deposits and approximately $163.1 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

1(c) Consolidated Cash Flows Statements

	< ---- Group ---- >			
	2Q 2004 S$'000	2Q 2003 S$'000 (Restated)	1H 2004 S$'000	1H 2003 S$'000 (Restated)
Cash Flows from Operating Activities				
Profit before taxation	**142,773**	**153,216**	**251,270**	**227,876**
Adjustments for :				
Amortisation/(Write back) of:				
- Intangible assets	697	(5,827)	1,392	(5,123)
- Leasehold investment property	93	31	124	62
Allowance/(Write back) for:				
- Loans to associated companies, joint ventures, investee companies and partnerships	-	-	-	(291)
- Non-current portion of financial assets	2,493	74	21,938	(917)
Non-current employee benefits	(192)	(996)	133	813
Depreciation of property, plant and equipment	22,242	24,943	44,846	47,172
Loss/(Gain) on disposal/write off of property, plant and equipment	748	397	939	(1,587)
Loss on disposal of investment property	-	80	-	80
Gain on disposal/dilution of subsidiaries, associated companies and joint ventures	(3,161)	(40,321)	(6,559)	(40,321)
Share of results of associated companies, joint venture companies and partnerships	(31,217)	(14,849)	(60,779)	(32,408)
Transfer of reserve on consolidation to the profit and loss account arising from cessation of business of a subsidiary	-	(18,645)	-	(18,645)
Accretion of deferred income	(1,620)	(636)	(2,965)	(1,347)
Interest expense	67,011	60,492	131,627	121,049
Interest income	(19,133)	(26,288)	(38,093)	(35,124)
	37,961	**(21,545)**	**92,603**	**33,413**
Operating profit before working capital changes	**180,734**	**131,671**	**343,873**	**261,289**
(Increase)/Decrease in working capital				
Inventories, trade and other receivables	(81,885)	(20,660)	(211,614)	(93,444)
Development properties for sale	55,203	63,225	(75,953)	33,144
Trade and other payables	(75,705)	76,205	(133,487)	61,526
Amount due from related corporations	388	283	(77)	609
Financial assets	60,765	(28,495)	113,461	(17,414)
	(41,234)	**90,558**	**(307,670)**	**(15,579)**
Cash generated from operations	**139,500**	**222,229**	**36,203**	**245,710**
Income tax paid	(78,453)	(74,221)	(120,893)	(100,785)
Customer deposits and other non-current payables (refunded)/received	(786)	4,662	1,432	(10,340)
Proceeds from sales of future receivables	214,485	31,308	214,485	70,557
Net cash generated from Operating Activities	**274,746**	**183,978**	**131,227**	**205,142**

	<------------------- Group	------------------->		
	2Q 2004 S$'000	2Q 2003 S$'000 (Restated)	1H 2004 S$'000	1H 2003 S$'000 (Restated)
Cash Flows from Investing Activities				
Purchase of property, plant & equipment	(8,345)	(11,136)	(19,247)	(26,414)
Proceeds from disposal of property, plant & equipment	546	1,612	645	36,315
Decrease/(Increase) in associated companies, joint ventures and partnerships	19,160	(104,151)	18,256	(273,962)
(Increase)/Decrease in amounts owing by investee companies and other non-current receivables	(56,272)	642	(50,915)	2,584
Acquisition of investment properties and property under development	14,028	(9,005)	(13,016)	(10,192)
Proceeds from disposal of investment properties and property under development	-	510	-	510
Proceeds from/(Acquisition of) non-current financial assets	6,296	-	13,778	(504)
Dividends received from associated companies, joint ventures companies and partnerships	2,393	11,354	18,009	22,306
(Acquisition)/Disposal of subsidiaries (net)	(104,018)	(10,421)	27,892	(10,421)
Interest income received	24,692	23,213	31,365	27,210
Net cash (used in)/generated from Investing Activities	**(101,520)**	**(97,382)**	**26,767**	**(232,568)**
Cash Flows from Financing Activities				
Proceeds from issue of shares under share option plan	833	-	2,486	-
Proceeds from/(Repayment of) loans from related corporations (net)	402	(26,109)	16	(26,645)
Proceeds from loans from minority shareholders (net)	1,389	30,510	15,422	29,813
Contribution from minority shareholders (net)	2,126	2,033	3,591	5,531
Proceeds from term loans	260,628	711,458	1,386,136	1,230,016
Repayment of term loans	(474,327)	(504,859)	(934,181)	(684,289)
Proceeds from debt securities	1,913	255,451	38,362	408,451
Repayment of debt securities	(395,722)	(606,575)	(513,472)	(931,750)
Dividends paid to minority shareholders	(35,690)	(29,300)	(70,291)	(35,990)
Dividends paid to shareholders	(80,614)	(98,177)	(80,614)	(98,177)
Interest expense paid	(92,054)	(93,928)	(158,820)	(153,422)
Net cash used in Financing Activities	**(811,116)**	**(359,496)**	**(311,365)**	**(256,462)**
Net decrease in cash and cash equivalents	**(637,890)**	**(272,900)**	**(153,371)**	**(283,888)**
Cash and cash equivalents at beginning of the period	1,962,192	1,079,270	1,475,766	1,083,645
Effect of exchange rate changes on cash balances held in foreign currencies	(1,211)	3,240	696	9,853
Cash and cash equivalents at end of the period	**1,323,091**	**809,610**	**1,323,091**	**809,610**

82-4507

CAPITALAND LIMITED
2004 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(d)(i) **Statement of Changes in Equity**

As at 30/06/2004 vs 30/06/2003

	<------------------------------- Group ------------------------------->								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval. Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/04/2004	**2,519**	**3,429**	**93**	**4**	**89**	**10**	**(12)**	**(6)**	**6,126**
Profit for 2Q 2004								70	**70**
Dividends paid								(81)	**(81)**
Issue of ordinary shares	^	^							**1**
Capital reduction & distribution in specie		(886)							**(886)**
Realised revaluation reserve transferred to P/L					(3)				**(3)**
Dilution/disposal of subsidiary						(1)	1		**-**
Transfer to revenue reserve				^				^	**^**
Foreign currency translation differences						(21)			**(21)**
Others			1		1		^		**2**
Balance as at 30/06/2004	**2,520**	**2,544**	**94**	**4**	**87**	**(12)**	**(11)**	**(17)**	**5,207**
Balance as at 1/04/2003	**2,517**	**3,429**	**121**	**4**	**83**	**(2)**	**15**	**(57)**	**6,110**
Profit for 2Q 2003								88	**88**
Dividends paid								(98)	**(98)**
Realised to P&L							(19)	(2)	**(21)**
Foreign currency translation differences						7			**7**
Share of assoc & jv companies' net revaluation deficits					(2)				**(2)**
Others								^	**^**
Balance as at 30/06/2003	**2,517**	**3,429**	**121**	**4**	**81**	**5**	**(4)**	**(70)**	**6,084**

As at 30/06/2004 vs 30/06/2003

	<---------------------------- Company ---------------------------->								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/04/2004	**2,519**	**2,161**	**30**	**^**	**-**	**-**	**-**	**309**	**5,020**
Loss for 2Q 2004								(3)	**(3)**
Dividends paid								(81)	**(81)**
Issue of ordinary shares	^	^							**1**
Capital reduction & distribution in specie		(886)							**(886)**
Balance as at 30/06/2004	**2,520**	**1,275**	**30**	**^**	**-**	**-**	**-**	**225**	**4,050**
Balance as at 1/04/2003	**2,517**	**2,161**	**30**	**^**	**-**	**-**	**-**	**270**	**4,979**
Loss for 2Q 2003								(7)	**(7)**
Dividends paid								(98)	**(98)**
Balance as at 30/06/2003	**2,517**	**2,161**	**30**	**^**	**-**	**-**	**-**	**165**	**4,874**

^ *Less than $1.0 million.*

82-4507

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital
During the quarter under review, the Company issued 734,594 ordinary shares of $1.00 each for cash upon the exercise of share options granted under the CapitaLand Share Option Plan.

Share Options
In 2Q 2004, adjustments to unexercised share options were made to compensate for the changes in value of the options arising from the Company's capital reduction and distribution in specie of units in the CapitaCommercial Trust ("CCT") to existing shareholders. Where the exercise prices cannot be fully adjusted due to the constraint of the par value of $1.00, additional share options were granted. In this regard, a total of 4,473,340 additional share options were granted. Apart from this, there was no new batch of share options granted during the quarter under review.

A total of 3,902,273 (30/06/2003 : 1,203,528) options lapsed or were cancelled in 2Q 2004. As at 30/06/2004, there were 89,656,477 (30/06/2003 : 71,083,579) unissued shares under options.

Performance Shares
No conditional award of performance shares was granted or lapsed during the quarter under review. Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 30/06/2004, there were 3,650,000 (30/06/2003 : 1,780,000) performance shares outstanding under conditional awards.

In view of the Company's capital reduction and distribution in specie of CCT units, adjustments will also be made to the performance shares previously awarded. These adjustments will be effected in 3Q 2004.

$380 million Convertible Bonds
As at 30/06/2004, there are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 190,285,428 (30/06/2003 : 162,685,161) new ordinary shares at the adjusted conversion price of $1.9970 (30/06/2003 : $2.3358) per new ordinary share.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2003.

In prior years, The Ascott Group Limited, a listed subsidiary of the Group, accounted for its leasehold land and buildings in China, Indonesia and Vietnam as "property, plant and equipment" and the properties were depreciated over the respective lease periods. In 4Q 2003, they were reclassified to "investment properties" to better reflect the economic substance of the Ascott's investment in these properties and to be aligned more closely to CapitaLand Group's accounting policy on investment properties. The adjustments were put through retrospectively. Accordingly, the comparative 2Q & 1H 2003 profits for the Group have been restated upwards by $1.7 million and $4.1 million respectively due to the reversal of depreciation expenses.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Please see paragraph 4 above.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue is 2,518.6 million (1H 2003 : 2,517.3 million) during the financial period under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise or conversion prices are equal to or above $1.37, the market share price of the Company as at 30/06/2004, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 2Q & 1H 2004 is 2,526.9 million (2Q & 1H 2003 : 2,520.3 million).

		<------ Group		------>
		2Q 2004	2Q 2003	1H 2004	1H 2003
6(a)	EPS based on weighted average number of ordinary shares in issue	2.8 cts	3.5 cts	4.7 cts	4.6 cts
6(b)	EPS based on fully diluted basis	2.8 cts	3.5 cts	4.7 cts	4.6 cts

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	<-------- Group	-------->	<------- Company	------>
	30/06/2004	31/12/2003	30/06/2004	31/12/2003
NAV per ordinary share	$2.07	$2.41	$1.61	$1.94
NTA per ordinary share	$2.05	$2.40	$1.61	$1.94

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	2Q 2004 (3 mths)	2Q 2003 (3 mths)	1H 2004 (6 mths)	1H 2003 (6 mths)	1Q 2004 (3 mths)
Revenue	1,002.2	829.6	1,770.5	1,617.5	768.4
EBIT	209.8	213.7	382.9	348.9	173.1
Finance costs	(67.0)	(60.5)	(131.6)	(121.0)	(64.6)
PBT	142.8	153.2	251.3	227.9	108.5
PATMI	70.1	88.3	118.6	116.4	48.5

EBIT (excl. net gains/provns)	206.5	152.0	376.3	284.9	169.8
PATMI (excl. net gains/provns)	66.4	47.4	111.6	74.0	45.2

82-4507.

2Q 2004 vs 2Q 2003

The Group continues to maintain a strong performance in 2Q 2004. Revenue achieved was $1,002.2 million which was higher than 2Q 2003 by $172.6 million or 20.8%. The substantial increase in revenue was due to the continuing robust sales of residential projects in China, better margins and occupancy rates in our hospitality sector, as well as higher fee-based income from our commercial sector.

In tandem with the increased revenue, operating profit achieved was $206.5 million which was $54.5 million or 35.9% higher 2Q 2003. However, portfolio gains in this quarter were substantially lower at $3.3 million compared with $62.6 million for 2Q 2003 which comprised mainly the gain from the disposal of Raffles Brown's Hotel in United Kingdom and the realisation of reserve on cessation of a subsidiary's business. As a result of the lower portfolio gains, coupled with higher interest expenses, profit after tax and minority interest ("PATMI") was lower at $70.1 million compared to $88.3 million in 2Q 2003.

1H 2004 vs 1H 2003

Compared to the gloom in the first half year of 2003 where the global economy was affected by the war in Iraq and Severe Acute Respiratory Syndrome ("SARS"), this half year presented a much brighter outlook. The Group achieved a year-to-date turnover of $1,770.5 million which was $153.0 million or 9.5% higher than the $1,617.5 million recorded in 1H 2003. The higher turnover was mainly contributed by higher China residential sales, inclusion of Swissôtel Nankai Osaka, improved hospitality performance in general, higher fee-based income and higher recognition of construction income for One George Street project.

For year-to-date 2004, the Group achieved a PATMI of $118.6 million. Although this was 1.9% higher than the $116.4 million recorded in 1H 2003, it was achieved despite the lack of the substantial portfolio gains recorded in 1H 2003.

Earnings before interest and tax ("EBIT") at $382.9 million was $34.0 million or 9.7% better than 1H 2003. Operationally, the improvement was even more significant with operating profit higher by $91.4 million ($376.3 million in 1H 2004 vs $284.9 million in 1H 2003). The biggest contributor came from China where the improvement was across the board in all our operations, namely residential projects in Shanghai, commercial projects such as Raffles City Shanghai and Pidemco Tower Shanghai, as well as our serviced residences and hotels in various cities. Higher fee-based income from the management of additional retail malls in Singapore also contributed to the improvement in operating profit.

Finance costs incurred in 1H 2004 were $131.6 million, about $10.6 million higher than 1H 2003. This was largely due to higher interest expenses for the enlarged stapled Australand Property Group and full 6 months' funding costs for the 50% stake in Citadines which was acquired in February 2003.

Although the Group's net debt as at end June 2004 was reduced by about $388 million to $5.7 billion from $6.1 billion a year ago, the Group's equity has also decreased substantially following the capital reduction of about $886 million via the distribution in specie of CCT units. As a result, the debt-equity ratio increased to 0.80 compared to 0.76 a year ago. The capital reduction coupled with the dividend payment of 4 cents per share in May 2004 reduced the Group's net tangible assets per share to $2.05 compared to $2.42 in March 2004 and $2.40 a year ago.

Segment Performance

Commercial SBU: CapitaLand Commercial Limited ("CCL")

Revenue for 2Q 2004 was $102.4 million or 24.7% better than 2Q 2003. The increase was largely due to the recognition of higher construction income in respect of One George Street. Higher rental income from Plaza Singapura, higher retail property management fees and sales of trading properties in United Kingdom also contributed to the revenue increase. These increases were however partially offset by lower occupancy in our office and industrial properties and lower share of contribution from properties under CapitaCommercial Trust ("CCT") as our stake in CCT was reduced to 40% following its listing on 11 May 2004. Although the revenue was higher, EBIT for 2Q 2004 of $34.8 million was lower than the $56.5 million recorded in 2Q 2003. This was largely due to one-time expenses arising from the listing of CCT, whereas 2Q 2003 EBIT was boosted by the receipt of an out-of-court settlement in respect of a property in Hong Kong.

Likewise for 1H 2004 vs 1H 2003, revenue of $198.9 million was $26.3 million or 15.2% higher due to higher recognition of construction income for One George Street, better performance from Plaza Singapura and retail property management operations, as well as sales of UK trading properties. However, EBIT for 1H 2004 at $102.5 million was $9.9 million or 8.8% lower due to one-time expenses arising from listing of CCT, lower contributions from office and industrial properties, as well as lower share of contributions from CCT properties due to our reduced stake. This was mitigated by new contribution from Raffles City Shanghai and better performance from Pidemco Tower Shanghai.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL's revenue of $11.5 million in 2Q 2004 was 11.2% lower than 2Q 2003 as 2Q 2003's revenue included an acquisition and advisory fee income of $7.5 million in respect of the acquisition of IMM building by CapitaMall Trust in June 2003. The recurring fund management fee income earned in 2Q 2004 was however higher than in the same quarter last year due to increased assets under management. Although the revenue was lower, EBIT for 2Q 2004 was $8.1 million compared to a loss of $0.5 million in 2Q 2003 which was the result of a provision of $7.9 million made in respect of diminution in value for an investment and provision for interest income not received.

For 1H 2004 vs 1H 2003, revenue of $19.4 million was 7.4% lower as 1H 2003 included the acquisition and advisory fee income in connection with IMM Building. 1H 2004 EBIT at $12.0 million was however significantly higher than the EBIT of $1.8 million recorded in 1H 2003 due to higher fund management income as a result of increased base of assets under management, as well as absence of any provision.

Residential SBU: CapitaLand Residential Limited ("CRL")

2Q 2004 revenue of $639.7 million was $82.1 million or 14.7% higher than 2Q 2003, mainly due to higher sales contribution from operations in China. In tandem, 2Q 2004 EBIT of $118.9 million was also higher by 60.0% or $44.6 million.

Likewise, 1H 2004 revenue of $1,066.4 million was $25.6 million or 2.5% higher than 1H 2003. This was mainly due to higher sales contributions from China but partially offset by lower sales contributions from Australia and Singapore operations. EBIT of $189.2 million was also higher than the $129.3 million recorded in 1H 2003. The increase in 1H 2004 EBIT was mainly due to higher contributions from the China operations.

In Singapore, Belmond Green and The Levelz obtained Temporary Occupation Permits in April and June, respectively.

CapitaLand China acquired a prime landed site in the Chaoyang District, Beijing and its first residential site in Guangzhou. It also launched another 2 blocks of La Cité which were well-received.

In Australia, Australand Property Group ("APG") acquired Australand Wholesale Property Trust No. 3 ("AWPT 3"), at a total cost of approximately A$98 million. The acquisition brings APG's investment property portfolio to approximately A$600 million.

Serviced Residences SBU: The Ascott Group ("Ascott")

Revenue for 2Q 2004 was $54.9 million vs $45.8 million for 2Q 2003. The higher revenue was mainly contributed by the core serviced residence business which grew 22% from the corresponding period last year as a result of new properties in Australia and higher occupancy rates achieved in Singapore, China and United Kingdom. This led to higher EBIT achieved for this quarter at $26.2 million compared to $18.1 million in 2Q 2003. Higher divestment gains ($6.0 million in 2Q 2004 vs $3.8 million in 2Q 2003) from the disposal of IP Thai Property Fund and the sale of apartment units in Kuala Lumpur and Thailand also helped to boost the profitability.

For 1H 2004, revenue was $105.4 million vs $101.2 million in 1H 2003. Revenue for the core serviced residence business grew 16% from the same period in previous year but this was partially offset by lower contributions from the retail sector and the phasing out of the residential business. The EBIT achieved was $42.6 million, a 24.7% increase over $34.2 million in 1H 2003. The better performance came from service residences in Singapore, China and Europe, despite being partly offset by $4.4 million start-up losses of the new properties in Australia.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

Revenue for 2Q 2004 was $173.1 million which was $61.8 million or 55.6% higher than 2Q 2003. This impressive growth in revenue was a result of the various sales and marketing initiatives implemented which positioned the SBU well to benefit from the recovering lodging industry. The hotels' revenue, especially for the Singapore hotels, had recovered to pre-SARS level. The increase in revenue was also due to the consolidation of Swissôtel Nankai Osaka.

On an operating basis, 2Q 2004 EBIT improved significantly from a loss of $2.6 million recorded in 2Q 2003 to a profit of $17.0 million. This significant improvement was the result of higher turnover which flowed through to better EBIT with improved operating leverage from rigorous costs containment measures implemented. The revenue per available room (RevPar) achieved for 2Q 2004 was up 33.7% to S$160. On an overall basis, 2Q 2004 EBIT of $17.4 million was lower than $43.7 million recorded in 2Q 2003 as that included a significant exceptional gain from the divestment of Raffles Brown's Hotel.

During the quarter, the SBU secured a contract to manage the 235-room Swissôtel Riverside Towers in Moscow. The contract, the SBU's fifth in the last 15 months, will mark our maiden presence in the Eastern Europe lodging industry. This hotel is scheduled to open by May 2005.

As a result of improved performances in the first 2 quarters, 1H 2004 revenue achieved was $338.9 million. This was $100.1 million or 41.9% higher than 1H 2003. EBIT for 1H 2004 was $29.6 million vs $47.3 million in 1H 2003. The gross divestment gain from Raffles Brown's Hotel booked in at CapitaLand group level in 2003 was $42.1 million (ultimate share was $25.3 million). Excluding exceptional items, the SBU's operational performance improved by nearly 28 times.

Property Services SBU: PREMAS

For 2Q 2004, revenue of $29.3 million and EBIT of $2.0 million were close to those recorded in 2Q 2003. For 1H 2004, revenue of $61.3 million was slightly lower than 1H 2003 but EBIT of $4.2 million was slightly higher as a result of lower operating expenses.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made when the 2004 first quarter financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Commercial SBU: CapitaLand Commercial Limited ("CCL")

Research done by Jones Lang LaSalle has shown that the slide in the levels of office rental in Singapore has finally came to a halt after 3 consecutive years of decline. We expect the performance of our office and industrial properties to remain stable in the next quarter and that our retail sector will continue to do well. However, retail contribution will be reduced with the sale of Plaza Singapura to CapitaMall Trust on 2 August 2004. For full year 2004, CCL expects to be profitable.

Financial SBU: CapitaLand Financial Limited ("CFL")

CFL further broadened its fee-based income overseas in 2Q 2004 through the provision of advisory services for several real estate financial deals in China and Malaysia. CFL was also adviser to CCL for the sale of Shinjuku Square Tower in Japan and the sale of Plaza Singapura ("PS") to CapitaMall Trust ("CMT"). With the acquisition of PS by CMT, assets under management for this SBU are expected to grow to $6 billion in 3Q 2004, which will further boost its recurring fund management fees going forward.

With a steady growth in its assets under management and pipeline of advisory deals, CFL's performance for full year 2004 is expected to be better than last year.

Residential SBU: CapitaLand Residential Limited ("CRL")

In Singapore, the residential market is expected to improve due to the strong economic performance and improved job market in the first half of 2004. In China, strong sales from projects launched in 2003 and 1H 2004 will continue to underpin CRL's earnings. Australia operation is expected to continue to make a positive impact on the Group's profitability. Overall, CRL expects full year 2004 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

The improvement in the economic and business outlook and the recovery in the global hospitality industry is expected to continue into the second half of the year. With the various strategic initiatives to raise the level of service and product consistency and brand awareness, increased efforts to leverage our global sales and marketing presence and cost containment measures, Ascott is well positioned to benefit from this recovery.

As announced in June 2004, Ascott has sold Scotts Shopping Centre and The Ascott Singapore. The transaction is expected to be completed in 3Q 2004. The exercise of the option to acquire the additional 50% stake in Citadines was also announced in June and this is expected to be completed in 4Q 2004. Overall, Ascott's net profit for full year 2004 is expected to be higher than 2003.

Hotels SBU: Raffles Holdings Group and RC Hotels ("The Hotels SBU")

The Economist Intelligence Unit projected world GDP to accelerate to 4.9% in 2004. This is expected to flow through in demand for international travel and the lodging industry. Various bodies such as the World Travel and Tourism Council, Deloitte & Touche Hotel Benchmark and PricewaterhouseCoopers also expect growth in both occupancy and room rates.

In 3Q 2004, the Hotels SBU plans to roll out various marketing initiatives to further tap the recovery in the industry. It will continue to pursue its asset-light accretive growth strategy by expanding its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity.

In Singapore, Raffles Holdings Group ("RH") also has a 45% stake in Tincel Properties Pte Ltd which owns the Raffles City complex. The complex is managed by RH and we intend to continue to focus on efforts to cement Raffles City Shopping Centre's premium positioning as well as enhancing its asset by converting non-revenue generating space into productive retail space. Rental revenue from the office tower, Raffles City Tower, is expected to remain stable for the rest of the year as most major leases are committed for the next 3 years with no significant renewals in 2004.

For full year 2004, the SBU expects to be profitable. Profitability will be underpinned by strong performance of both the hotels and resorts segment, as well as the related commercial investment segment. However, the overall level of profitability is expected to be lower than that of 2003 as the SBU does not currently expect significant exceptional gains and will incur higher interest expenses as it gears up to meet funding requirements.

Property Services SBU: PREMAS

PREMAS will continue to focus on value-adding services and overseas expansion as its main driving force to improve operating results. For full year 2004, PREMAS is expected to make a positive contribution to the Group's results.

GROUP OVERALL PROSPECTS FOR 2004

The International Monetary Fund projects a strong global economy for 2004. It is also expected that the Asia Pacific region will benefit from the continuing strength of Japan, Australia, China and India's economic growth. We expect these developments to impact positively on our international operations, as the Group currently derives over 60% of its revenue and earnings from outside of Singapore. On the Singapore economy, the outlook is also positive with strong second-quarter GDP growth of 11.7% year-on-year and better employment prospects.

Both our China and Australia operations remained resilient in the first half of 2004. The response to the release of additional blocks in La Cité in Shanghai is good, allowing us to achieve higher prices. In Australia, our projects targeted at owner occupiers are still well sought after, with prices remaining stable. The acquisition of AWPT 3 in May has further strengthened Australand Property Group's earnings profile. In Singapore, the positive economic outlook also augurs well for our residential, commercial and hospitality businesses.

The Group will continue to focus on building its three core competences – trading (residential), investment (commercial) and providing fee-based services (hospitality and real estate financial services). By keeping a balanced portfolio of businesses in Singapore and overseas, we will seek and seize growth opportunities in existing and new markets.

The Group is confident that its underlying operations will remain profitable in 2004.

11. Dividend

11(a) **Any dividend declared for the present financial period?** Nil
11(b) **Any dividend declared for the previous corresponding period?** Nil
11(c) **Date payable** : Not applicable
11(d) **Books closing date** : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 2Q 2004 vs 2Q 2003

	<------------Turnover ---------->			<---Profit before interest & tax--->		
	2Q 2004 (3 mths) S$'000	2Q 2003 (3 mths) S$'000	% Change	2Q 2004 (3 mths) S$'000	2Q 2003 (3 mths) S$'000	% Change
Commercial	102,439	82,161	24.7	34,794	56,477	(38.4)
Financial	11,505	12,963	(11.2)	8,142	(534)	NM
Residential	639,699	557,584	14.7	118,942	74,346	60.0
The Ascott Group	54,939	45,807	19.9	26,237	18,052	45.3
RHL Group & RCH	173,097	111,252	55.6	17,424	43,736	(60.2)
Property Services Group	29,294	29,025	0.9	1,970	1,885	4.5
Others and consolidation adjms	(8,802)	(9,221)	(4.5)	2,275	19,746	(88.5)
Group	**1,002,171**	**829,571**	**20.8**	**209,784**	**213,708**	**(1.8)**

13(a)(b) By Strategic Business Units (SBUs) – 1H 2004 vs 1H 2003

	<------------Turnover ---------->			<---Profit before interest & tax--->		
	1H 2004 S$'000	1H 2003 S$'000	% Change	1H 2004 S$'000	1H 2003 S$'000	% Change
Commercial	198,886	172,633	15.2	102,451	112,310	(8.8)
Financial	19,417	20,976	(7.4)	12,000	1,805	564.8
Residential	1,066,377	1,040,812	2.5	189,209	129,344	46.3
The Ascott Group	105,422	101,167	4.2	42,649	34,211	24.7
RHL Group & RCH	338,939	238,888	41.9	29,591	47,287	(37.4)
Property Services Group	61,266	61,654	(0.6)	4,236	4,089	3.6
Others and consolidation adjms	(19,761)	(18,587)	6.3	2,761	19,879	(86.1)
Group	**1,770,546**	**1,617,543**	**9.5**	**382,897**	**348,925**	**9.7**

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	<------------Turnover ---------->			<-- Profit before interest & tax --> (including exceptional items)		
	1H 2004 S$'000	1H 2003 S$'000	% Change	1H 2004 S$'000	1H 2003 S$'000	% Change
The Ascott Group	105,422	101,167	4.2	42,649	34,472	23.7
Raffles Holdings Group	262,244	188,102	39.4	29,769	49,913	(40.4)

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13(a)(c) By Geographical Location – 2Q 2004 vs 2Q 2003

	<------------Turnover ---------->			<--Profit before interest & tax-->		
	2Q 2004 (3 mths) S$'000	2Q 2003 (3 mths) S$'000	% Change	2Q 2004 (3 mths) S$'000	2Q 2003 (3 mths) S$'000	% Change
Singapore	344,885	265,552	29.9	59,854	67,903	(11.9)
Australia & New Zealand	384,805	414,494	(7.2)	69,656	50,524	37.9
China	135,958	53,473	154.3	50,693	24,246	109.1
Asia (excl. Sgp & China)	50,371	14,919	237.6	18,692	16,927	10.4
Europe	77,949	71,410	9.2	10,895	47,032	(76.8)
Others	8,203	9,723	(15.6)	(6)	7,076	NM
Group	**1,002,171**	**829,571**	**20.8**	**209,784**	**213,708**	**(1.8)**

13(a)(d) By Geographical Location – 1H 2004 vs 1H 2003

	<------------Turnover ---------->			<--Profit before interest & tax-->		
	1H 2004 S$'000	1H 2003 S$'000	% Change	1H 2004 S$'000	1H 2003 S$'000	% Change
Singapore	648,821	630,803	2.9	145,861	137,583	6.0
Australia & New Zealand	620,420	689,128	(10.0)	96,006	80,243	19.6
China	237,129	100,807	135.2	93,014	37,862	145.7
Asia (excl. Sgp & China)	104,881	47,393	121.3	32,924	44,283	(25.7)
Europe	142,680	131,084	8.8	14,673	42,351	(65.4)
Others	16,615	18,328	(9.3)	419	6,603	(93.7)
Group	**1,770,546**	**1,617,543**	**9.5**	**382,897**	**348,925**	**9.7**

14. **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Please refer to paragraph 8.

15. **Breakdown of Group's sales and operating profit for first half year and second half year**

Not applicable.

16. **Breakdown of Total Annual Dividend (in dollar value) of the Company**

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
5 August 2004

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MASNET No. 33 OF 05.08.2004
Announcement No. 33

CAPITALAND LIMITED

NEWS RELEASE - "CAPITALAND POSTS AFTER-TAX PROFIT OF S$118.6 MILLION FOR THE FIRST HALF OF 2004"

The attached news release issued by CapitaLand Limited on the above matter is for information.

2Q2004 press release FINAL.p

Submitted by Harold Woo, Head, Investor Relations on 05/08/2004 to the SGX

82-4507

CapitaLand

NEWS RELEASE

CapitaLand posts after-tax profit of S$118.6 million for the first half of 2004

Operating Profit is 51% higher than first half of 2003

Singapore, 5 August 2004 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$118.6 million for the first half of 2004. Operating profit, excluding net portfolio gains and provisions, recorded a 50.8% increase compared to the same period last year. In 2003, the PATMI of S$116.4 million in the first half included portfolio gains, such as the divestment of Raffles Brown's Hotel in the United Kingdom.

The Group's turnover for the first half of 2004 was S$1,770.5 million, compared to S$1,617.5 million for the same period in 2003. The 9.5% increase in turnover was mainly contributed by higher sales from the Group's China residential operations, improved performance by hospitality businesses, higher fee-based income, and recognition of construction income from the One George Street project.

Comparing second quarter 2004 with second quarter 2003, the Group maintained a strong performance with an operational profit increase of 40.1%. Revenue achieved was S$1,002.2 million, 20.8% higher than the same period last year. When compared to the first quarter of 2004, the revenue for the second quarter was up by 30.4%. PATMI for the second quarter was S$70.1 million, much better than the S$48.5 million profit in the first quarter of 2004. PATMI for the second quarter was lower than the S$88.3 million recorded in the second quarter of 2003, which included significant portfolio gains.

CapitaLand

The Group's net debt as at end June 2004 was S$5.7 billion, down from S$6.1 billion a year ago. The Group's equity has decreased following the capital reduction of about S$886 million as a result of the distribution in-specie of CapitaCommercial Trust (CCT) units. Consequently, debt-equity ratio increased to 0.80 compared to 0.76 a year ago. Net tangible assets per share has been reduced to S$2.05 from S$2.40 a year ago, as a result of this capital reduction and the dividend payment of 4 cents per share in May 2004.

FINANCIAL HIGHLIGHTS					
$ million	**2Q 2004 (3 mths)**	**2Q 2003 (3 mths)**	**1H 2004 (6 mths)**	**1H 2003 (6 mths)**	**1Q 2004 (3 mths)**
Turnover	1,002.2	829.6	1,770.5	1,617.5	768.4
Earnings before interest and tax (EBIT)	209.8	213.7	382.9	348.9	173.1
Finance costs	(67.0)	(60.5)	(131.6)	(121.0)	(64.6)
Profit before tax	142.8	153.2	251.3	227.9	108.5
Profit after tax and minority interests (PATMI)	**70.1**	**88.3**	**118.6**	**116.4**	**48.5**
EBIT ***(excluding net gains/provisions)***	**206.5**	**152.0**	**376.3**	**284.9**	**169.8**
PATMI ***(excluding net gains/provisions)***	**66.4**	**47.4**	**111.6**	**74.0**	**45.2**

Dr Richard Hu, Chairman, CapitaLand Limited, said: "I am glad that all the CapitaLand business units performed well for the first half of the year. Prospects for the business units look favourable, given the positive outlook for the Singapore economy and the IMF projections for a strong global economy in 2004. With Japan, Australia, China and India propelling the Asia Pacific region's economic surge, we expect these developments to impact positively on CapitaLand's international operations, as the Group currently derives over 60% of its revenue and earnings from outside of Singapore."

CapitaLand

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "Without the benefit of portfolio gains, the Group was able to achieve a 51% growth in operating profit. Besides the good growth prospects internationally, the domestic economy is also experiencing a continued upturn. This positive economic outlook augurs well for our residential, commercial and hospitality businesses in Singapore."

He added: "In the last quarter, we distributed S$886 million to our shareholders in the course of successfully listing our second REIT, CapitaCommercial Trust (CCT). Beginning this quarter, we will launch several new residential projects. We will continue to step up our fee-based income through our hospitality businesses and real estate financial services in Singapore and abroad. We are confident that our underlying operations will remain profitable in 2004."

--- END ---

For more information, please contact:

Harold Woo
Investor Relations
Tel: 68233 210

Basskaran Nair
Communications
Tel: 68233 554

For the full 2Q2004 and 1H2004 CapitaLand Limited financial statements announcement and slides, please visit our website www.capitaland.com

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MASNET No. 37 OF 05.08.2004
Announcement No. 37

CAPITALAND LIMITED

ANNOUNCEMENT - "CAPITALAND GROUP 1H04 RESULTS PRESENTATION"

The attached announcement issued by CapitaLand Limited on the above matter is for information.

CL 2Q04.slides.pdf

Submitted by Harold Woo, Head, Investor Relations on 05/08/2004 to the SGX

82-4507

CapitaLand

CapitaLand Group
1H04 Results Presentation



05 August 2004

Liew Mun Leong

President & CEO
CapitaLand Group

CapitaLand

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Operating PATMI up 51%

(S$ million)	1H 2003	1H 2004	Change
REVENUE	1,617.5	1,770.5	⬆ 9.5%
EBIT	348.9	382.9	⬆ 9.7%
PBT	227.9	251.3	⬆ 10.3%
PATMI	116.4	118.6	⬆ 1.9%
Operating PATMI	74.0	111.6	⬆ 50.8%

CapitaLand

Highlights

CapitaLand

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Highlights - Commercial

Commercial

- **Another successful REIT listed**: Distributed S$886 million to shareholders through CapitaCommercial Trust (CCT) listing

- **Monetised S$1 billion of assets**: Sale of 268 Orchard Road, Plaza Singapura, Canary Riverside and La Park Mizue

CapitaLand

Highlights - Residential

Residential

- **China**: Residential sales in Shanghai well-received. Purchased new sites in Shanghai, Beijing and Guangzhou

- **Australia**: Acquisition of Australand Wholesale Property Trust No. 3 (AWPT 3) to increase recurrent earnings stream

CapitaLand

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Highlights - Hospitality

Hospitality

- **Divested Non-Strategic Asset**: The Ascott Group sold Scotts Shopping Centre and The Ascott Singapore serviced residence for S$345 million
- **Raffles Holdings Enhanced Shareholders' Value**:
  - Strong operating performance
  - Returned S$375 million (18 cents/share) to shareholders
- **Overseas Expansion**:
  - Raffles Holdings secured management contract in Moscow, being Group's maiden presence in Eastern Europe
  - The Ascott Group exercised option to acquire balance 50% stake in Citadines

CapitaLand

Highlights – Financial Services

Financial Services

- **Enlarged Funds Under Management:** CapitaLand Financial Limited increased assets under management from S$3 billion in Dec '03 to S$6 billion
- **CMT Outperformed Forecast**: CapitaMall Trust (CMT) exceeded DPU projection by 7.7%
- **Interest Savings**: Successful take-up of 3 Rated CMBS and 1 RMBS by international capital markets at attractive margins

CapitaLand

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Overseas EBIT Growth

(S$ million)



420
295
425
340
485
111
146
237
70
(110)
2000
2001
2002
2003
1H2004
Singapore
Overseas

EBIT from overseas continued growth to 62%

CapitaLand

Overseas Contributions – 1H 2004

By Geographical Location



Total Assets
Revenue
EBIT
Others 1%
China 7%
Asia* 9%
Australia & NZ 19%
Europe 8%
Singapore 56%
Others 1%
China 13%
Asia* 6%
Australia & NZ 35%
Europe 8%
Singapore 37%
China 24%
Asia* 9%
Australia & NZ 25%
Europe 4%
Singapore 38%

* Exclude China & Singapore

Total:S$16.3b

Total:S$1,771m

Total:S$383m

CapitaLand

Another Successful REIT (CCT)

CCT debut on SGX-ST in May

- CapitaLand distributed S$886 million back to shareholders through CCT's listing
- The most capital efficient platform to hold income generating assets



CapitaLand

11 1H 2004 Results * 5 August 2004 * Singapore

Outperformed STI by 38% since Jan 03


(S$)
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
ST Index
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
Value created for Shareholders
CAPL Adj *
STI
CCT
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

*CL Share +(0.2 X CCT unit price) with effect from 11 May

CapitaLand

12 1H 2004 Results * 5 August 2004 * Singapore

Monetised S$1 billion Worth of Assets

- Sold 268 Orchard Road for S$135 million proceeds at an attractive yield of 4%
- Sold Plaza Singapura for S$710 million to lighten balance sheet
- Sold Canary Riverside and La Park Mizue





CapitaLand

Strong Sales in China Market

La Cité

- 519 units launched in 2003 fully sold
- Launched 2 new blocks at higher price of RMB15,000psm

☆ Conferred Gold Award for "Most popular residential development in Shanghai 2003"



Oasis Riviera

- Phase 1 – sold 97% of 598 units launched
- Launching 6 new blocks at higher price of RMB11,000psm for fitted units

☆ Conferred Gold Award for "Most popular residential development in Shanghai 2004"



Increases profit margin

CapitaLand

Increased Recurrent Income

- Australand acquired additional A$220 million of investment properties in April 2004, boosting portfolio to over A$600 million

- Increase recurrent income contribution to 35% of Australand's annualised earnings





CapitaLand

Divested Non-Strategic Assets

THE ASCOTT GROUP

- Sold Scotts Shopping Centre and The Ascott Singapore serviced residence for S$345 million, resulting in S$29.5 million gain
- Sold Somerset Lake Point for Thai Baht 1,825 million (S$76.7 million), resulting in attributable capital gain of S$4.8 million
- Proceeds channeled towards acquiring remaining 50% stake in Citadines for €74.3 million (S$154.2 million)





CapitaLand

Enhanced Shareholders' Value

Raffles HOLDINGS

- Operating PATMI surged more than 97-fold on 42% rise in turnover
- Secured management contract in Moscow (Swissôtel Riverside Towers)
  - Group's maiden presence in Eastern Europe
  - 5th management contract in 15 months
- Asset enhancement in Raffles City yielded additional 10,500 sq ft rentable retail space
- Distributed S$375 million (18 cents/share) to shareholders in May




CapitaLand

17 1H 2004 Results • 5 August 2004 • Singapore

Grew Fund Management Business

- Increased asset under management from S$3 billion in December 2003 to S$6 billion
- Successful final closing of US$ 61 million (S$105 million) for CapitaLand China Residential Fund
- Successful initial closing of ¥10 billion (S$155 million) for CapitaRetail Japan Fund
- Earned fee-based income from asset and property management





CapitaLand

18 1H 2004 Results • 5 August 2004 • Singapore

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CMT Outperformed Forecast

- Continued strong performance, CMT exceeded annualised DPU projection by 7.7%
- Active asset enhancement to properties increased rental by 8.6%
- Delivered total shareholder returns of 89% since IPO in June 2002







CapitaLand

Interest Savings

Operational Unit	Capital Market Issues (S$m)	Purposes
CapitaRetail Singapore	S$506m CMBS	Purchased Lot 1 Shoppers' Mall, Bukit Panjang Plaza and Rivervale Mall
CapitaCommercial Trust	S$580m CMBS	Acquired 7 commercial properties from CapitaLand Commercial
Capitaland Residential	S$262m RMBS	Securitised sale proceeds from The Imperial and Botanic on Lloyd
CapitaMall Trust	S$335m CMBS	Acquired Plaza Singapura
Total Funds Raised	**S$1,683m**	

Total Funds Raised in 1H 04 = S$1.7 billion

Tap International Capital Markets

CapitaLand

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CFO
CapitaLand Limited

Group Financials

CapitaLand

Robust Underlying Profit Growth of 51%

(S$ million)

	1H 2003	1H 2004	Change
REVENUE	1,617.5	1,770.5	⬆ 9.5%
EBIT	348.9	382.9	⬆ 9.7%
PBT	227.9	251.3	⬆ 10.3%
PATMI	116.4	118.6	⬆ 1.9%
Operating PATMI	74.0	111.6	⬆ 50.8%
Net Debt	6,113.2	5,725.1	Improved
D/E Ratio	0.76	0.73*	Improved

* Includes cash proceeds from Plaza Singapura

CapitaLand

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Revenue



S$1,492m
+8.4%
S$1,618m
+9.5%
S$1,771m
Financial
Property Services
Serviced Residences
Hotels
Commercial
Residential
1H 2002
1H 2003
1H 2004

CapitaLand

Residential

REVENUE	EBIT	COMMENTS

(S$ million)



815.1
1,040.8
1,066.4
3%
1H02
1H03
1H04



110.3
129.3
189.2
46%
1H02
1H03
1H04

- ☆ Increased revenue mainly due to higher sales contribution from China
- ☆ Strong EBIT contribution from better margins achieved in China

CapitaLand

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Residential

Revenue (S$ million)	1H03	1H04	Change
Singapore	298	265	(11%)
China	81	214	164%
Australia	658	584	(11%)
Others	4	3	(25%)
Total	**1,041**	**1,066**	**↑ 3%**

EBIT (S$ million)	1H03	1H04	Change
Singapore	2	4	100%
China	27	78	189%
Australia	82	102	24%
Others	18	5	(72%)
Total	**129**	**189**	**↑ 46%**

CapitaLand

Commercial

REVENUE

(S$ million)


172.6
198.9
15%
1H03
1H04

EBIT


112.3
102.5
9%
1H03
1H04

COMMENTS

- ☆ Increased Revenue due to higher recognition of construction income for One George Street project, better performance from retail operations
- ☆ EBIT lower due to deconsolidation of CCT and related charges. Also, contributions from office and industrial properties were lower

CapitaLand

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Hotels

Raffles HOLDINGS

REVENUE	EBIT	COMMENTS

(S$ million)



338.9
238.9
42%
47.3
29.6
1H03
1H04
1H03
1H04

- Robust growth in turnover due to successful sales & marketing initiatives and consolidation of Swissotel Nankai Osaka
- Operating EBIT for 1H04 improved significantly by 28x on 42% increase in turnover
- Margins improved due to successful retention of operating efficiencies implemented during SARS and further cost containment measures

CapitaLand

Serviced Residences

THE ASCOTT GROUP

REVENUE	EBIT	COMMENTS

(S$ million)



101.2
105.4
42.6
34.2
25%
1H03
1H04
1H03
1H04

- Strong Revenue growth of 16% for core serviced residence business
- Higher EBIT from Singapore, China, Europe
- Serviced residence net profit up 139%

CapitaLand

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Financial

REVENUE	EBIT	COMMENTS

(S$ million)



21.0
19.4
1H03
1H04



1.8
12.0
> 5x
1H03
1H04

☆ Higher EBIT due to increased fund management income arising from enlarged assets under management

CapitaLand

Property Services

PREMAS INTERNATIONAL

REVENUE	EBIT	COMMENTS

(S$ million)



61.7
61.3
1%
1H03
1H04



4.1
4.2
4%
1H03
1H04

☆ 1H04 revenue stable

☆ Higher EBIT due to better cost management

CapitaLand

82-4507

Analysis of Profit after Tax and MI

(S$ million)	1H 2003	1H 2004	Change
EBIT	348.9	382.9	⬆ 9.7%
Finance Costs	(121.0)	(131.6)	⬆ 8.7%
PBT	227.9	251.3	⬆ 10.3%
Tax	(66.6)	(70.8)	⬆ 6.3%
MI	(44.9)	(61.9)	⬆ 37.9%
PATMI	116.4	118.6	⬆ 1.9%

CapitaLand

Key Financial Ratios

	1H 2003	1H 2004	Change
NTA per share (S$)	2.40	2.05*	Decreased
Net Debt / Equity	0.76	0.73^	Improved
EPS (S cents)	4.6	4.7	Improved
Interest Cover Ratio (ICR)	4.21	4.18	Stable
Interest Servicing Ratio (ISR)	3.92	4.85	Improved

* Decrease due to capital reduction upon distribution in specie of CCT

^ Includes cash proceeds from sale of Plaza Singapura

$$ICR = \frac{\text{EBITDA}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{Operating cashflow}}{\text{Net Interest Paid}}$$

CapitaLand

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Business Outlook

CapitaLand

Global Overview

Positive Macro Trends

- IMF forecasts 4.6% global GDP growth for 2004
- Robust hospitality growth trends
- More funds allocated to real estate investments


World GDP Growth
GDP Growth (%)
0
1
2
3
4
5
6
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Source: International Monetary Fund


International Arrivals
Actual
Forecasts
1.6 bn
1.0 bn
703 mn
South Asia
Middle East
Africa
East Asia and the Pacific
Americas
Europe

Source: World Tourism Organisation

CapitaLand

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Business Outlook

Residential

- **Singapore**: URA report shows a turnaround in prices in 2nd quarter
- **China**: Continued urbanisation and economic growth underpin demand
- **Australia**: Healthy fundamentals

Office

- **Singapore**: Prime Grade A office rentals bottomed out. Strong economic recovery leading to stronger demand for quality office space

Retail

- **Singapore**: Strong demand from retailers leading to higher rentals

CapitaLand

Business Outlook

Raffles HOLDINGS

- World Travel & Tourism Council forecasts growth in worldwide travel and tourism of 4.6% per annum, over the coming decade
- Expect flow through in demand for the global lodging industry

THE ASCOTT GROUP

- Occupancy and room rates improving in the key markets
- The Ascott Group should benefit further from improvement in global business and leisure travel

CapitaLand

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Going Forward

CapitaLand Group

CapitaLand

Singapore Residential – New Launches

Project	Tenure & Description
Varsity Park Condominium	99-year leasehold, near NUS campus
Jellicoe site	99-year leasehold, next to Lavender MRT station
Trademart site	Freehold, fronting Singapore river
Tanglin Residences	Freehold, prime location



CapitaLand

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China Residential – New Launches

Project	Description
Oasis Riviera Phase 2	6 blocks of high rise apartments
La Forêt	Beijing residential project





Commercial Market Improving

Singapore

- Revitalise Clarke Quay to maximise yield
- Redevelop Selegie Complex into a mixed development of residential and retail components
- Evaluate Business Financial Centre (BFC)





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Commercial Market Improving

Overseas

- Hong Kong office market strengthening – commenced pre-leasing for AIG Tower (TOP in 1Q 2005)
- Raffles City Shanghai office tower is 89% committed. Expect to fully lease by 2H 04
- Pursue monetisation option for Pidemco Tower, Shanghai
- Source for new investment opportunities



CapitaLand

Raffles Holdings - Going Forward

Raffles HOLDINGS

Hotels & Resorts

- Continue asset-light strategy to grow hotel portfolio worldwide
  - focus on key gateway cities and resort destinations, e.g Shanghai and Tokyo
  - appropriate mix of management contracts, leases and equity participation
- Continue to roll out marketing initiatives to tap industry recovery

Raffles City

- Continue asset enhancement to increase rental space
- Continue to fine-tune trade/tenant mix and maintain premium positioning

CapitaLand

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The Ascott – Going Forward

THE ASCOTT GROUP

- Citadines integration
- Divest remaining S$295 million non-core assets
- Grow to 22,500 units by 2008, from 13,800 units
- Expand in Europe, China, Japan
- Enter India, South Korea
- Open two serviced residences in Dubai, Gulf region

CapitaLand

Grow Financial Products & Services

- Pursue accretive acquisitions for CCT and CMT
- Second close for CapitaRetail Japan Fund
- Seek funds and REIT opportunities in Singapore, China and Malaysia
- Seek more mezzanine and other financial advisory deals focusing on Singapore, China, Malaysia and Thailand

Strong Deal Flows
Strengthen Brand

CapitaLand

82-4507

Our Reach

Global Presence:



Asia- Pacific
Europe
The Americas
Australia
Brisbane
Perth
Hobart
Sydney
Melbourne
Indonesia
Bali
Bandung
Bintan
Jakarta
Manado
Palembang
Surabaya
Cambodia
Phnom Penh
Siem Reap
Japan
Osaka
Tokyo
China
Beijing
Chengdu
Dalian
Guangzhou
Hong Kong
Qingdao
Shanghai
Tianjin
Wuhan
Xiamen
Malaysia
Johor
Kuala Lumpur
Kuching
Penang
New Zealand
Auckland
Philippines
Manila
Singapore
Thailand
Bangkok
Phuket
Vietnam
Hanoi
Ho Chi Minh City
Belgium
Brussels
France
Aix-en-Provence
Bordeaux
Cannes
Grenoble
Lille
Lyon
Marseille
Montpellier
Nice
Paris
Strasbourg
Toulouse
Germany
Berlin
Hamburg
Netherlands
Amsterdam
Russia
Moscow
Spain
Barcelona
Mallorca
Switzerland
Basel
Geneva
Montreux
Zurich
Turkey
UK
London
Glasgow
Manchester
Middle East
UAE
Dubai
Caribbean
Cayman Islands
Ecuador
Quito
Peru
Lima
US
Chicago
Los Angeles
New York
HOTELS
SERVICED RESIDENCES
RESIDENTIAL
COMMERCIAL
PROPERTY SERVICES
FINANCIAL SERVICES

CapitaLand

Principles Underpinning Our Strategy



- **Focus**
  Real estate and hospitality competencies as the core of our businesses



- **Balance**
  Maintain a balanced portfolio to ensure sustainable long-term growth



- **Scale**
  Exploit the Group's scale and collective strength

CapitaLand

82-4507

Thank You

CapitaLand

Questions?

CapitaLand

82-4507

Additional slides for distribution

CapitaLand

Stages of Income Recognition - Singapore

PROJECT	UNITS	% Sold	% Completed
		Jun-04	Jun-04
Launched in 2001			
Tanamera Crest	288	100%	99%
The Levelz	126	88%	100%
Launched in 2002			
The Waterina	398	89%	73%
The Shelford	215	89%	64%
Belmond Green	211	46%	100%
Casabella	82	39%	34%
Glentrees	176	65%	57%
Launched in 2003			
The Imperial	187	86%	12%
The Botanic on Lloyd	66	62%	19%

CapitaLand

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Stages of Income Recognition - China

PROJECT	UNITS	% Sold Jun-04	% Completed Jun-04
Summit Residences	909	98%*	91%
La Cite'	591 (Launched)	95%*	54%
Oasis Riviera	598 (Launched)	97%	81%

*Based on options issued as at 30 Jun 2004

CapitaLand

Leases Up For Renewal

Singapore Commercial Properties (% of Area)


28%
20%
7%
29%
28%
16%
21%
21%
8%
Office
Retail
Industrial
Jun-Dec 2004
2005
2006

CapitaLand

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Occupancy

Singapore Commercial Properties



86%
85%
98%
95%
65%
64%
Office
Retail
Industrial
As at Dec 03
As at Jun 04

CapitaLand

82-4507

MASNET No. 94 OF 13.08.2004
Announcement No. 94

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "DISTRIBUTION PER UNIT AND PAYMENT DATE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.

cmt annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 13/08/2004 to the SGX

82-4507

CapitaMall Trust

Distribution Per Unit and Payment Date

Further to its announcement dated 14 July 2004 in relation to the distributable income of CapitaMall Trust ("**CMT**") for the period from 1 January 2004 to 1 August 2004, the Board of Directors of CapitaMall Trust Management Limited, the manager of CMT (the "**Manager**") is pleased to announce that the distribution per unit in CMT ("**Unit**") will be 5.41 cents and the date of payment of the distribution will be 27 August 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
13 August 2004

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

MASNET No. 39 OF 17.08.2004
Announcement No. 39

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "APPOINTMENT OF MANAGING DIRECTOR AND MEMBER OF EXECUTIVE COMMITTEE"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.

Ascott annc - 17 Aug 2004.pd

Submitted by Tan Wah Nam, Company Secretary on 17/08/2004 to the SGX

82-4507

MASNET No. 23 OF 17.08.2004
Announcement No. 23

THE ASCOTT GROUP LIMITED

APPOINTMENT OF MANAGING DIRECTOR AND MEMBER OF EXECUTIVE COMMITTEE

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Mr. Ong Ah Luan Cameron, Chief Executive Officer ("CEO") of the Company, is appointed as a Director of the Company and as a member of the Company's Executive Committee with effect from 17 August 2004. Mr. Ong will assume the role of Managing Director and CEO.

With the above changes, the Company's Board of Directors and Executive Committee will be reconstituted as from 17 August 2004, comprising the following members :-

Board of Directors

1) Mr. Lim Chin Beng, Chairman
2) Mr. Liew Mun Leong, Deputy Chairman
3) Mr. Ong Ah Luan Cameron, Managing Director and Chief Executive Officer
4) Mr. S Chandra Das
5) Mr. Goh Hup Jin
6) Mr. Richard Edward Hale
7) Mr. Kee Teck Koon
8) Mr. Lim Jit Poh
9) Mr. Wong Chin Huat, David
10) Mr. Lui Chong Chee (Alternate director to Mr. Liew Mun Leong)

Executive Committee

1) Mr. Liew Mun Leong – Chairman
2) Mr. Ong Ah Luan Cameron
3) Mr. Goh Hup Jin
4) Mr. Lim Jit Poh
5) Mr. Lui Chong Chee

By order of the Board
Shan Tjio
Company Secretary
17 August 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 17/08/2004 to the SGX

82-4507

MASNET No. 16 OF 19.08.2004
Announcement No. 16

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE BY SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED – TWO GREAT LEGENDARY NAMES, ONE STRONG MARKETING ALLIANCE"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement and Raffles International Limited's press release are for information.

RHL annc.pdf

RIL news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 19/08/2004 to the SGX

82-4507

MASNET No. 9 OF 19.08.2004
Announcement No. 9

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Press Release by subsidiary, Raffles International Limited - Two Great Legendary Names, One Strong Marketing Alliance

The Company is pleased to attach the Press Release issued today by its subsidiary, Raffles International Limited, on the signing of a strategic marketing alliance with Taj Hotels, Resorts and Palaces.

Press Release - Taj Marketing Alliance.pdf

This marketing alliance does not have any material financial impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 December 2004.

By Order of the Board

Emily Chin
Company Secretary
19 August 2004

Submitted by Emily Chin, Company Secretary on 19/08/2004 to the SGX

82-4507

Raffles
INTERNATIONAL
Hotels & Resorts
A Member of CapitaLand

NEWS RELEASE

For More Information, please contact:
Judith Tan
(65) 6430-1366
judith.tan@raffles.com

TWO GREAT LEGENDARY NAMES, ONE STRONG MARKETING ALLIANCE

Alliance with Taj Hotels Resorts and Palaces gives Raffles International the edge in tapping the fast growing Indian travel market

SINGAPORE, 19 August 2004 – Raffles International Limited has signed a strategic marketing alliance with Taj Hotels, Resorts and Palaces, an entity of Indian Hotels Company Limited, India's largest group of hotels. This alliance enables the two hotel groups to harness each other's strengths in their respective stronghold markets.

The geographical distribution of both companies' hotel portfolios is complementary. Raffles International has a global footprint of 37 luxury and deluxe hotels spread throughout 32 destinations across Asia, Australia, Europe, North America and South America while Taj Hotels Resorts and Palaces has a strong domestic network in India and in select international primary destinations. The Taj Group has about 70 hotels at 48 places in India and abroad.

The marketing alliance will be implemented under two phases. The focus of phase one will be to develop cross marketing programmes for

Raffles Hotels & Resorts

Bali
Beverly Hills
Bintan
Canouan Is., Caribbean
Hamburg
Mallorca
Montreux
Phnom Penh
Phuket
Siem Reap
Singapore

Swissotel Hotels & Resorts

Amsterdam
Bangkok
Basel
Beijing
Berlin
Bursa
Chicago
Dalian
Düsseldorf
Geneva
Göcek
Izmir
Istanbul
Lima
London
Moscow
New York
Osaka
Quito
Singapore
Sydney
Zürich

the luxury brand hotels of the two companies; namely Raffles Hotels and Resorts and Taj Luxury Hotels.

Raffles Hotels and Resorts is a collection of 12 luxury hotels, each a landmark in its respective city. The collection includes Raffles Hotel and Raffles The Plaza in Singapore; Raffles L'Ermitage Beverly Hills, California, United States; Raffles Hotel Vier Jahreszeiten, Hamburg, Germany; Raffles Le Montreux Palace, Montreux, Switzerland; and Raffles Resort Canouan Island, The Grenadines.

There are 14 hotels under the Taj Luxury Hotels portfolio, with 10 in India and three abroad. They include The Taj Mahal Palace & Tower in Mumbai, Rambagh Palace in Jaipur and Taj Lake Palace in Udaipur. The hotels outside India are located in the Maldives, Mauritius and London.

The portfolio of hotels under both Raffles Hotels and Resorts and Taj Luxury Hotels are treasured historic landmarks and destinations unto themselves. They share a mutual philosophy, which places a premium on offering high-quality service while maintaining the unique appeal of each hotel. The Raffles-Taj partnership will provide guests with a total of 25 hotels offering not only comparable service and quality, but also distinct experiences in unique destinations to choose from.

One unique experience by Raffles Hotels and Resorts is a "Journey of a Lifetime", which incorporates the Breaking of Dawn at Angkor, presented by Raffles Grand Hotel d'Angkor. Taj Luxury Hotels offers spectacular wedding packages, celebrated in a true regal style at the fairytale Taj Lake Palace Udaipur, set in the midst of a magical lake in Rajasthan.

Raffles Hotels and Resorts and Taj Luxury Hotels intend to undertake joint sales events at travel and trade fairs, implement sales information exchanges and cross-promote their hotels. In addition, joint food and beverage promotions and client benefits will be offered to preferred guests of Raffles and Taj Luxury Hotels.

Speaking on the occasion, Mr. Raymond Bickson, Managing Director, The Indian Hotels Company Limited, said, "This is certainly a win-win alliance for both companies. It will give us the opportunity to work with the Raffles International network to create greater awareness of the Taj brand in key markets across Asia-Pacific, Europe & America. This alliance will bring in a synergistic approach to the marketing efforts of two of Asia's finest hospitality brands. Most importantly it will benefit our valuable guests and clients to enjoy recognition and the highest level of service."

Ms Jennie Chua, Chairman and CEO of Raffles International said, "The alliance comes at the most opportune time when India's tourist industry is booming due to a rush of foreign tourists into the country and increased travel by Indian residents to places within India and to overseas destinations. By creating an alliance with an India-based hotel company with properties that have similar brand positioning and quality of customer service to our own, we offer our guests reciprocal privileges and benefits."

According to India's Ministry of Tourism and Culture, about three million tourists visited India in 2003, a 15 percent increase over the previous year. For the first half of 2004, tourist arrivals had increased nearly 20 percent. At the same time, the number of Indians travelling abroad in 2003 increased by 30 percent to 4.5 million.

The second phase of the marketing alliance will involve Swissôtel Hotels and Resorts and Taj Business and Leisure Hotels and will be implemented at a later date.

About Taj Hotels Resorts and Palaces

(www.tajhotels.com)

Established in 1903, Taj Hotels Resorts and Palaces is one of South Asia's largest and finest group of hotels, comprising 57 hotels in 38 locations across India with an additional 13 international hotels in the Maldives, Mauritius, UK, Nepal, Sri Lanka, Africa and the Middle East. From world-renowned landmarks to modern business hotels, idyllic beach resorts to authentic Rajput palaces, each Taj hotel offers an unrivalled fusion of warm Indian hospitality, world-class service and modern luxury. The Taj, a symbol of Indian hospitality, has recently completed the centenary of its

flagship hotel, The Taj Mahal Palace and Tower, Mumbai. Taj Hotels Resorts and Palaces is part of the Tata Group, India's premier business house.

About Raffles Holdings Limited & Raffles International Limited
(www.rafflesholdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 32 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland. The latest addition to the portfolio is Raffles Resort Canouan Island, The Grenadines.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The

Drake New York and Swissôtel Berlin Am Kurfurstendamm. Swissôtel Hotel & Resorts has a portfolio of 25 hotels worldwide.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Beatrice Ganter
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Raffles International Ltd
Tel: (41) 1 317 3370
Fax: (41) 1 317 3355
Email: beatrice.ganter@raffles.com

Visit our websites:
www.raffles.com

www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

To access high resolution, print-friendly photographs of Raffles International hotels, please visit our Private Digital Library:

http://www.leonardo.com/raffles/

82-4507

Raffles International Limited

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines

Under development

- Raffles Resort Phuket Thailand (target opening 2006)
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Collinas d'Es Trenc, Spain

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Dalian, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Merchant Court Hotel at Le Concorde, Bangkok, Thailand
- Nai Lert Park Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Göcek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)
- Swissôtel The Celik Palas, Bursa, Turkey* (target opening 2007)
- Swissôtel Riverside Towers, Moscow (target opening May 2005)

Raffles Hotels & Resorts
www.raffles.com

swissôtel Hotels & Resorts
www.swissotel.com

MASNET No. 49 OF 23.08.2004
Announcement No. 49

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "PRESS RELEASE BY SUBSIDIARY, RAFFLES INTERNATIONAL LIMITED - RAFFLES INTERNATIONAL NAVIGATES INTO THE SOUTH PACIFIC"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement and Raffles International Limited's press release are for information.

RH annc.pdf

RIL news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 23/08/2004 to the SGX

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MASNET No. 16 OF 23.08.2004
Announcement No. 16

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Press Release by subsidiary, Raffles International Limited - Raffles International navigates into the South Pacific

Raffles Holdings Limited (the "Company") is pleased to attach herewith a press release issued today by its wholly-owned subsidiary, Raffles International Limited ("RIL"). The press release relates to an agreement signed by RIL to manage a 65-villa luxury resort in French Polynesia.

Press Release - French Polynesia.pdf

This Agreement does not have any material financial impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 December 2004.

Ms Jennie Chua, a director of the Company, is also a director of RIL.

Save as disclosed above, none of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the agreement.

By Order of the Board

Emily Chin
Company Secretary
23 August 2004

Submitted by Emily Chin, Company Secretary on 23/08/2004 to the SGX

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Raffles INTERNATIONAL
Hotels & Resorts
A Member of CapitaLand

NEWS RELEASE

For More Information, please contact:
Judith Tan
(65) 6430-1366
judith.tan@raffles.com

TWO GREAT LEGENDARY NAMES, ONE STRONG MARKETING ALLIANCE

Alliance with Taj Hotels Resorts and Palaces gives Raffles International the edge in tapping the fast growing Indian travel market

SINGAPORE, 19 August 2004 – Raffles International Limited has signed a strategic marketing alliance with Taj Hotels, Resorts and Palaces, an entity of Indian Hotels Company Limited, India's largest group of hotels. This alliance enables the two hotel groups to harness each other's strengths in their respective stronghold markets.

The geographical distribution of both companies' hotel portfolios is complementary. Raffles International has a global footprint of 37 luxury and deluxe hotels spread throughout 32 destinations across Asia, Australia, Europe, North America and South America while Taj Hotels Resorts and Palaces has a strong domestic network in India and in select international primary destinations. The Taj Group has about 70 hotels at 48 places in India and abroad.

The marketing alliance will be implemented under two phases. The focus of phase one will be to develop cross marketing programmes for

the luxury brand hotels of the two companies; namely Raffles Hotels and Resorts and Taj Luxury Hotels.

Raffles Hotels and Resorts is a collection of 12 luxury hotels, each a landmark in its respective city. The collection includes Raffles Hotel and Raffles The Plaza in Singapore; Raffles L'Ermitage Beverly Hills, California, United States; Raffles Hotel Vier Jahreszeiten, Hamburg, Germany; Raffles Le Montreux Palace, Montreux, Switzerland; and Raffles Resort Canouan Island, The Grenadines.

There are 14 hotels under the Taj Luxury Hotels portfolio, with 10 in India and three abroad. They include The Taj Mahal Palace & Tower in Mumbai, Rambagh Palace in Jaipur and Taj Lake Palace in Udaipur. The hotels outside India are located in the Maldives, Mauritius and London.

The portfolio of hotels under both Raffles Hotels and Resorts and Taj Luxury Hotels are treasured historic landmarks and destinations unto themselves. They share a mutual philosophy, which places a premium on offering high-quality service while maintaining the unique appeal of each hotel. The Raffles-Taj partnership will provide guests with a total of 25 hotels offering not only comparable service and quality, but also distinct experiences in unique destinations to choose from.

One unique experience by Raffles Hotels and Resorts is a "Journey of a Lifetime", which incorporates the Breaking of Dawn at Angkor, presented by Raffles Grand Hotel d'Angkor. Taj Luxury Hotels offers spectacular wedding packages, celebrated in a true regal style at the fairytale Taj Lake Palace Udaipur, set in the midst of a magical lake in Rajasthan.

Raffles Hotels and Resorts and Taj Luxury Hotels intend to undertake joint sales events at travel and trade fairs, implement sales information exchanges and cross-promote their hotels. In addition, joint food and beverage promotions and client benefits will be offered to preferred guests of Raffles and Taj Luxury Hotels.

Speaking on the occasion, Mr. Raymond Bickson, Managing Director, The Indian Hotels Company Limited, said, "This is certainly a win-win alliance for both companies. It will give us the opportunity to work with the Raffles International network to create greater awareness of the Taj brand in key markets across Asia-Pacific, Europe & America. This alliance will bring in a synergistic approach to the marketing efforts of two of Asia's finest hospitality brands. Most importantly it will benefit our valuable guests and clients to enjoy recognition and the highest level of service."

Ms Jennie Chua, Chairman and CEO of Raffles International said, "The alliance comes at the most opportune time when India's tourist industry is booming due to a rush of foreign tourists into the country and increased travel by Indian residents to places within India and to overseas destinations. By creating an alliance with an India-based hotel company with properties that have similar brand positioning and quality of customer service to our own, we offer our guests reciprocal privileges and benefits."

According to India's Ministry of Tourism and Culture, about three million tourists visited India in 2003, a 15 percent increase over the previous year. For the first half of 2004, tourist arrivals had increased nearly 20 percent. At the same time, the number of Indians travelling abroad in 2003 increased by 30 percent to 4.5 million.

The second phase of the marketing alliance will involve Swissôtel Hotels and Resorts and Taj Business and Leisure Hotels and will be implemented at a later date.

About Taj Hotels Resorts and Palaces

(www.tajhotels.com)

Established in 1903, Taj Hotels Resorts and Palaces is one of South Asia's largest and finest group of hotels, comprising 57 hotels in 38 locations across India with an additional 13 international hotels in the Maldives, Mauritius, UK, Nepal, Sri Lanka, Africa and the Middle East. From world-renowned landmarks to modern business hotels, idyllic beach resorts to authentic Rajput palaces, each Taj hotel offers an unrivalled fusion of warm Indian hospitality, world-class service and modern luxury. The Taj, a symbol of Indian hospitality, has recently completed the centenary of its

flagship hotel, The Taj Mahal Palace and Tower, Mumbai. Taj Hotels Resorts and Palaces is part of the Tata Group, India's premier business house.

About Raffles Holdings Limited & Raffles International Limited

(www.raffleshoidings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 32 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland. The latest addition to the portfolio is Raffles Resort Canouan Island, The Grenadines.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The

Drake New York and Swissôtel Berlin Am Kurfurstendamm. Swissôtel Hotel & Resorts has a portfolio of 25 hotels worldwide.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Beatrice Ganter
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Raffles International Ltd
Tel: (41) 1 317 3370
Fax: (41) 1 317 3355
Email: beatrice.ganter@raffles.com

Visit our websites:
www.raffles.com

www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

To access high resolution, print-friendly photographs of Raffles International hotels, please visit our Private Digital Library:

http://www.leonardo.com/raffles/

Raffles International Limited

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines

Under development

- Raffles Resort Phuket Thailand (target opening 2006)
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Collinas d'Es Trenc, Spain

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Dalian, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Merchant Court Hotel at Le Concorde, Bangkok, Thailand
- Nai Lert Park Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru
- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Göcek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)
- Swissôtel The Celik Palas, Bursa, Turkey* (target opening 2007)
- Swissôtel Riverside Towers, Moscow (target opening May 2005)

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

MASNET No. 56 OF 24.08.2004
Announcement No. 63

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CAPITALAND LIMITED

DISSOLUTION OF INDIRECT SUBSIDIARY, PREMAS ENVIRON PTE LTD

Further to the announcement made on 18 August 2003, the Board of Directors of CapitaLand Limited wishes to announce that its indirect 60%-owned subsidiary, PREMAS Environ Pte Ltd (In Liquidation) ("PEPL"), which was granted a winding up order by the Court under Part X of the Companies Act, Cap. 50, was dissolved on 11 August 2004.

The dissolution of PEPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
24 August 2004

Submitted by Tan Wah Nam, Company Secretary on 24/08/2004 to the SGX

MASNET No. 32 OF 27.08.2004
Announcement No. 32

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CAPITALAND LIMITED

THE LINK MANAGEMENT APPOINTS CAPITALAND AS STRATEGIC PARTNER

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that it has today entered into an agreement with The Link Management Limited ("The Link Management") whereby The Link Management has appointed CapitaLand as its strategic partner. The Link Management is to be the manager of the real estate investment trust ("The Link REIT") to be established by the Hong Kong Housing Authority ("HKHA") pursuant to its divestment programme in relation to its retail and car-parking portfolio.

The Link REIT

The HKHA's retail and car-parking portfolio comprises about 1 million square metres of retail space and about 100,000 car park spaces. It is expected that a majority of the portfolio will be divested to The Link REIT. The Link REIT is tentatively targeted to be listed before the end of the HKHA's financial year ending 31 March 2005.

Strategic Partnership

As the strategic partner of The Link Management, CapitaLand will provide consultancy and other advisory services.

Cornerstone Investment

As the strategic partner of The Link Management, CapitaLand has also committed to invest US$180 million as a cornerstone investment in The Link REIT.

Financial Effect

The transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for its current financial year ending 31 December 2004.

Directors' or Controlling Shareholders' Interest

None of the Directors or controlling shareholders of CapitaLand have any interest, direct or indirect, in the aforesaid transaction.

Submitted by Harold Woo, Head, Investor Relations on 27/08/2004 to the SGX

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MASNET No. 29 OF 27.08.2004
Announcement No. 29

CAPITALAND LIMITED

NEWS RELEASE - "THE LINK MANAGEMENT APPOINTS CAPITALAND AS STRATEGIC PARTNER"

The attached news release issued by CapitaLand Limited on the above matter is for information.

CL news release.pdf

Submitted by Harold Woo, Head, Investor Relations on 27/08/2004 to the SGX

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CapitaLand

For Immediate Release
27 August 2004

NEWS RELEASE

The Link Management appoints CapitaLand as strategic partner

CapitaLand is also advisor and cornerstone investor

Singapore, 27 August 2004 – CapitaLand Limited (CapitaLand) was today appointed as its strategic partner by The Link Management Limited (The Link Management). The Link Management is to be the manager of the real estate investment trust ("The Link REIT") to be established by the Hong Kong Housing Authority ("HKHA") pursuant to its divestment programme in relation to its retail and car-parking portfolio.

Under the agreement, CapitaLand will bring to The Link Management its expertise in managing REITs. CapitaLand has committed to invest US$180 million as a cornerstone investment in The Link REIT.

The HKHA's retail and car-parking portfolio comprises about one million square metres of retail space and about 100,000 car park spaces. The portfolio includes shopping centres, wet markets and car parks located in or near public housing estates across Hong Kong. It is expected that a majority of the portfolio will be divested to The Link REIT. The Link REIT is tentatively targeted to be listed before the end of the HKHA's financial year ending 31 March 2005.

Mr Liew Mun Leong, President & Chief Executive Officer of CapitaLand Group, said: "We are very confident in the future of Hong Kong's economy and its property sector, and the huge potential for a REIT market. Our cornerstone investment attests to our belief in the growth prospects and continuing prosperity of Hong Kong."

The HKHA cited CapitaLand's retail REIT experience in the region as a reason for selecting CapitaLand, which was chosen after an international selection process.

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About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Visit www.capitaland.com for more details.

Issued by CapitaLand Limited
Date : 27 August 2004

Analyst Contact
Harold Woo
Telephone: +65 68233 210

Media Contact
Singapore
Julie Ong
Telephone: +65 68233 541

Hong Kong
Cheng Shin How
Telephone: +852 29189 683

MASNET No. 9 OF 30.08.2004
Announcement No. 9

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "DISSOLUTION OF DORMANT SUBSIDIARY"

CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 27 August 2004 issued an announcement on the above matter, as attached for information.

Ascott annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 30/08/2004 to the SGX

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MASNET No. 48 OF 27.08.2004
Announcement No. 48

THE ASCOTT GROUP LIMITED

DISSOLUTION OF DORMANT SUBSIDIARY

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's wholly owned dormant subsidiary, Liang Court Property Services (Taiwan) Pte Ltd, has been dissolved.

The dissolution of the aforesaid company is not expected to have any material impact on the net tangible assets or earnings per share of the Group for the current financial year ending 31 December 2004.

By order of the Board
Shan Tjio
Company Secretary
27 August 2004

Submitted by Shan Tjio, Company Secretary on 27/08/2004 to the SGX

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MASNET No. 50 OF 31.08.2004
Announcement No. 50

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARIES, RAFFLES HOLDINGS LIMITED AND THE ASCOTT GROUP LIMITED

CapitaLand Limited's subsidiaries, Raffles Holdings Limited ("Raffles") and The Ascott Group Limited ("Ascott"), have today issued the following announcement and news release, as attached.

Raffles' announcement - "Resignation of Chief Financial Officer"

Raffles annc.pdf

Ascott's news release - "Ascott announces Senior Management Appointments"

Ascott news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 31/08/2004 to the SGX

82-4507

MASNET No. 20 OF 31.08.2004
Announcement No. 20

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Resignation of Chief Financial Officer

Raffles Holdings Limited (the "Company") hereby announces that Mr Chong Kee Hiong, its Chief Financial Officer has accepted another position at a subsidiary of CapitaLand Limited. He will accordingly resign from the Company to take up this new appointment and his last day will be 15 September 2004. The Company extends its appreciation for his contributions to the Company and wishes him well in his future endeavours.

In the interim, Ms Yeong Lai Meng, Acting Vice President, Corporate Financial Services will be handling the Group's accounting and financial matters.

By Order of the Board

Emily Chin
Company Secretary
31/08/2004

Submitted by Emily Chin, Company Secretary on 31/08/2004 to the SGX

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

August 31, 2004
For Immediate Release
Contact:

Ida Lim	(65) 9628 8339
Lilian Goh	(65) 9795 5225

NEWS RELEASE

Ascott Announces Senior Management Appointments

Singapore, August 31, 2004 - The Ascott Group today announced the appointments of Mr Chong Kee Hiong as its deputy chief executive officer (finance and investment) from September 16, and Mr Yip Hoong Mun as its senior vice president (operations) from August 16.

Mr Chong was previously the chief financial officer of Raffles Holdings while Mr Yip was Ascott's managing director for China.

Ascott's chairman, Mr Lim Chin Beng, said: "The two appointments will strengthen further Ascott's management team as the group continues to expand its global reach.

"Kee Hiong has a wealth of experience in finance and investment in the international hospitality and property industries, and a good track record at Raffles Holdings. Hoong Mun has been with the group for over 10 years, and has led his team to achieve market leadership for Ascott in China."

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, said: "The appointments are part of CapitaLand group's talent management and succession planning process. Due to the breadth of CapitaLand's operations, high performing executives are given greater development opportunities, as they can be posted across our various subsidiaries and business units."

Mr Cameron Ong, Ascott's chief executive officer, said: "We are delighted that Kee Hiong is joining the Ascott team. He will oversee the group's strategic planning, investment and finance functions, with the chief financial and chief investment officers reporting to him.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more-

"Hoong Mun has accomplished much in China, and will now oversee the group's operations division. Earlier this year, Ascott clinched the Number One position in the China's Top 100 Serviced Residences ranking for the management of its eight serviced residences there."

Mr Chong was CFO at Raffles Holdings from 2001, and had put in place a global financial management information system and reporting structure across the enlarged Raffles group, following its acquisition of Swissotel. As a member of Raffles' management committee, he was also responsible for the company's investment and asset management decisions.

Prior to this, Mr Chong was a senior vice president at Adroit Innovations Limited, overseeing its business development activities. From 1997 to 2000, he worked with Tuan Sing Holdings Ltd in Shanghai, and later as its financial controller in Singapore. He was also previously a financial controller with RSP Architects Planners and Engineers, and began his career with KPMG Peat Marwick in 1990.

Mr Chong has a Bachelor of Accountancy degree from the National University of Singapore, and is a member of the Institute of Certified Public Accountants of Singapore. He is also an audit committee member of Sentosa Development Corporation.

Mr Yip first joined the group in 1994 and worked in various countries in the investment and operations functions. He was posted to Shanghai in 1999 and rose to become the managing director of Ascott China from July 2003.

Mr Yip has a Bachelor of Civil Engineering degree with first class honours from the National University of Singapore, and a Master's degree in Business Administration from Stanford University, US.

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in 39 cities in 16 countries in Europe and Asia Pacific. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : August 31, 2004

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

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About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Visit www.capitaland.com for more details.

Issued by CapitaLand Limited
Date : 27 August 2004

Analyst Contact
Harold Woo
Telephone: +65 68233 210

Media Contact
Singapore
Julie Ong
Telephone: +65 68233 541

Hong Kong
Cheng Shin How
Telephone: +852 29189 683